Avigen



2006 ANNUAL REPORT

ABOUT AVIGEN

PATIENT NEED and improved QUALITY OF LIFE are at the core of our drug selection process. Our applied discovery approach allows us to identify DIFFERENTIATING CHARACTERISTICS in compounds that have the potential to offer effective relief and improved tolerance for long-term use.

Avigen is committed to SMART DRUG DEVELOPMENT. We design our clinical programs to gain a broad understanding of dosing regimens and interactions with other drugs, so that we, as well as physicians and patients, have the data and information to optimize the safe and effective use of our products.



Avigen's mission is to develop INNOVATIVE THERAPEUTICS that substantially improve the standard of care and quality of life for patients with chronic neurological conditions.

AV650 - Phase II

Disabling Neuromuscular Spasm and Spasticity

AV650 is an oral drug marketed in Europe and Asia that treats patients with spasticity and neuromuscular spasm without causing sedation. We are developing AV650 as a New Chemical Entity for the North American market under a license from Sanochemia Pharmazeutika AG.

AV411 - Phase II

Chronic Neuropathic Pain

AV411 is an oral drug marketed in Japan for other indications which we believe offers a novel approach for treating neuropathic pain. AV411 has demonstrated an ability in multiple animal models to calm glial cells in the central nervous system. Untreated, these glial cells act to perpetuate the excitement of nerve cells which generate false pain signals well after the point of initial injury.

AV513 - Preclinical

Hemophilia and Other Bleeding Disorders

AV513 is a carbohydrate that can be taken orally and has demonstrated an ability to normalize blood clotting in hemophilic animal models by bringing into balance anti-coagulating and coagulating systems at local sites of bleeding.

For updated information on our pipeline and clinical trials, please visit: www.avigen.com.

To Our Stockholders

In 2006, we stayed true to our mission and built what we believe to be a promising, highly differentiated, and strategic pipeline – a pipeline that balances the innovative spirit of a small company, yet thoughtfully seeks to mitigate development risk. Our products offer novel mechanisms, yet are being applied to indications with established clinical development paths. Our products currently would be new chemical entities in the U.S., yet all have previous human safety experience. Our products target large patient populations, yet we believe they will require modest capital investments and reasonable timelines to develop. And finally, our products target large markets, yet are served by concentrated physician classes, giving us the potential to commercialize independently in the U.S. with a focused sales force.

In order to build a sustainable business, we must not only focus on the present, but also keep an eye to the future. And as we consider the future of the biopharmaceutical industry, we see a landscape being reshaped by a more knowledgeable and assertive patient population, a conservative regulatory environment, an increasingly value-conscience healthcare system, political pressures, and lifestyle demands of a more active aging population. Collectively, these factors will challenge the prevailing strategy of "me-too" drugs and, we believe, will increasingly reward products that demonstrate benefits over existing products, and hence, true economic value.

Avigen's mission keeps us aligned with this changing landscape and, we believe, well positioned for the future. Our product candidates have the potential to offer a real and meaningful difference in the day-to-day lives of patients. For a patient suffering from multiple sclerosis, it might be controlling spasticity without exacerbating the extreme fatigue that accompanies the disease. For a patient with spinal cord injury, it might be managing spasticity without impairing cognitive function that limits many activities and impairs one's quality of life. For a patient with chronic neuropathic pain, it might be freedom from the stigma, shortcomings and potential addiction to opiates. And, for a hemophilia patient, it might be as simple taking pills rather than administering frequent injections.

While the prior human experience of our candidates may reduce the clinical development risk, our products are being introduced into the U.S. for the first time and will require more traditional clinical development paths. In addition to the standard phases of drug development, we also intend to continue to voluntarily conduct small studies with the goal to maximize our drug's marketing potential by optimizing dosing regimens that limit side effects and increase benefit, by testing interactions with other commonly prescribed medications, and by establishing the differentiating properties of our drug candidates, such as lack of sedation, reduced cognitive impairment, and non-addictive properties.

Not only do we believe that our approach to smart drug development increases the likelihood of approval and market success, we also believe it strengthens our intellectual property portfolio which could extend exclusivity periods for our products. Over the last year, we have enhanced the intellectual property surrounding our programs, which increases our confidence that our products have the potential to deliver a strong return on investment and stave off would-be imitators.

While we will continue to be open to in-licensing opportunities, our internal research and development team is the foundation of our future pipeline. In-licensing opportunities that meet our high standards are hard to come by, and the few available are difficult to rationalize economically. On the other hand, we have already identified several opportunities through our internal efforts, as well as made good progress in identifying analogs of some of our compounds with improved pharmacological profiles.

We continue to be fiscally prudent and ended 2006 with $71 million in cash and investments. We have worked hard to maintain a business model that creates the most value from our resources and allows us to remain flexible. To that end, we have continued to reduce overhead expenses, and we outsource many functions, including manufacturing through our outstanding and dedicated partners, including Sanochemia. Given our current projections, we believe our capital resources will be able to fund our projects for approximately two to three years. We will need additional financing to support our development plans and expand our current pipeline and, taking into account the cyclic nature of the financial markets, intend to seek strategic opportunities that offer favorable terms to the company.

To help guide us through this period, we have added several exceptional board members with strong clinical development and commercialization experience, including Richard Wallace, Stephen Dilly, M.B.B.S., Ph.D., and Jan Öhrström, M.D. We are honored to have them on the Avigen team and look forward to working with them in the coming years.

On behalf of Avigen's Board of Directors and management, we thank our stockholders, partners and employees for their support and continued confidence. In 2007, we intend to build on the momentum from 2006 and continue to execute our strategy to make Avigen a successful and sustainable business.





Zola Horovitz, Ph.D.
Chairman of the Board

Kenneth Chahine, Ph.D., J.D.
President and Chief Executive Officer

Forward-looking statements:

The statements made in this Annual Report regarding Avigen's plans and expectations for the future, including its expectations that its products have good safety profiles and will differentiate themselves from others in their class, its expectations for expanding the clinical and commercial utility of its current product candidates, its expectations for marketing its products independently in the U.S., and its expectations regarding how long its current financial resources will last, are forward-looking statements subject to risks and uncertainties. Please see the risks outlined under "Item 1A Risk Factors" of Avigen's Annual Report on Form 10-K for the fiscal year ended December 31, 2006, which is included as part of this Annual Report, for factors that could cause these forward-looking statements not to come true.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
MAY 0 4 2007
WASH, D.C.
185
SECTION

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from __________ to __________

Commission file number 0-28272

AVIGEN, INC.

(Exact name of registrant as specified in its charter)

Delaware	**13-3647113**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*

1301 Harbor Bay Parkway
Alameda, California 94502
(Address of principal executive offices and zip code)

(510) 748-7150
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Stock, $0.001 par value per share	**The Nasdaq Stock Market, Inc.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Sections 13 of 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendments to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer. or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant as of June 30, 2006, was approximately $128,700,000 based upon the closing sale price of the registrant's Common Stock as reported on the NASDAQ National Market on such date. Shares of common stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates of the registrant. Shares held by all other stockholders have not been excluded, as no other stockholder holds a percentage of the registrant's outstanding Common Stock that the registrant believes is necessary to exercise control over the registrant, nor has any other stockholder otherwise exhibited any ability to exercise control over the registrant.

The number of outstanding shares of the registrant's Common Stock as of March 1, 2007, was 25,116,131 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form 10-K, are incorporated by reference in Part III, Items 10-14 of this Form 10-K.

ANNUAL REPORT ON FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

TABLE OF CONTENTS

CAUTIONARY INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based upon current expectations that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements include, but are not limited to:

- the potential of our product development programs, including AV650 for neuromuscular spasm and spasticity, AV411 for neuropathic pain and other indications, and AV513 for the treatment of multiple bleeding disorders, including hemophilia;
- our expectations with respect to the clinical development of our product candidates, our clinical trials and the regulatory approval process, including the potential acceleration of clinical development in the U.S. of our two lead product development programs that are based on compounds with prior experience in human clinical trials outside the U.S.;
- our intention to submit Investigational New Drug filings (INDs) to the FDA regarding AV411;
- our expectations relating to our selection of additional disease targets for compounds we are developing;
- our expectations with regard to our ability to expand our drug development portfolio through a combination of internal research, acquisitions, and in-licensing opportunities from third parties;
- our expectations regarding our receipt of future revenues based on the development success by Genzyme Corporation in developing and commercializing gene therapy products based on rights included in our assignment agreement;
- our expectations regarding expense savings and cash burn rate resulting from the 2005 reduction in our staff level, consolidation of operations, and the sublease of portions of our facilities; and
- our expectations regarding our capital requirements, how long our current financial resources will last, and our needs for additional financing.

We have identified the forward-looking statements we make by using such terms as "may," "might," "can," "will," "should," "could," "would," "expect," "plan," "seek," "anticipate," "believe," "estimate," "project," "intend," "predict," "potential," "if" and similar expressions which imply that the statements relate to future events or expectations. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks and uncertainties in greater detail in "Item 1A Risk Factors," below. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Form 10-K.

You should read this Form 10-K and the documents that we incorporate by reference completely and with the understanding that our actual future results may be materially different from what we currently expect. We may not update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

PART I

Item 1. *Business*

Overview

Avigen is a biopharmaceutical company focused on developing and commercializing small molecule therapeutics and biologics to treat serious neurological and neuromuscular disorders. Our current lead product candidates primarily address spasticity and neuromuscular spasm and neuropathic pain.

Our goal is to retain rights to commercialize our products in North America and therefore we expect, when appropriate, to build a sales and marketing infrastructure. We intend to seek to out-license rights to develop and market our products outside the United States. We also intend to continue to look for opportunities to expand our pipeline of compounds through a combination of internal research, acquisitions, and in-licensing as appropriate. Avigen, Inc. is a Delaware corporation that was incorporated on October 22, 1992 and is based in the San Francisco Bay Area.

In building our pipeline, we have focused on selecting compounds we believe have the potential to strongly differentiate themselves from existing therapies and address needs currently unmet by, or with an improved risk-benefit profile when compared to, alternative available treatments. In particular, we believe our drug candidates are unique in the solutions they may offer patients in the indications being pursued and have the potential to minimize side-effects, such as sedation, that might otherwise interfere with the resumption of a patient's normal living activities. Moreover, our two leading programs, AV650 and AV411, are commercially approved pharmaceuticals outside the United States. We believe this significant human experience in markets outside the U.S. may help accelerate our clinical development and approval for these products in North America.

In January 2006, we acquired exclusive license rights to develop and commercialize proprietary formulations of the compound tolperisone, which we have named AV650, for the North American market. These rights include relevant patent filings, as well as clinical data held by SDI Diagnostics International LTD, a division of Sanochemia Pharmazeutika AG, or Sanochemia relating to AV650. Sanochemia has also agreed to supply AV650 to us exclusively for the North American market. Under the terms of the agreement, we made an upfront payment of $3.0 million and are required to make additional payments to Sanochemia based on the parties' achievement of clinical and regulatory product development milestones and sales of AV650.

Prior to 2003, Avigen focused exclusively on building a product development portfolio of DNA-based drug delivery technologies, based primarily on adeno-associated virus, or AAV vectors we developed. Our efforts included significant investment in early stage research in the field of gene therapy, which led to our filing of three separate Investigational New Drug Applications, or INDs, and our initiation of three corresponding phase I or phase I/II clinical trials. In 2003, we began to pursue the development of non-gene therapy products to diversify our portfolio, which is now our focus. In December 2005, we entered into an agreement with Genzyme Corporation, whereby we assigned to Genzyme our rights to certain AAV-related intellectual property, our gene therapy clinical trial programs for Parkinson's disease and hemophilia, AAV-related contracts, and the use of previously manufactured clinical-grade vector materials. Under the terms of the agreement, we received a $12.0 million payment and could receive additional development milestones, sublicensing fees and royalty payments based on the successful development of products by Genzyme utilizing technologies previously developed by us. In addition, if Genzyme fails to diligently pursue the commercialization or marketing of products using the assigned technology, as specified in the agreement, certain of the rights we assigned could revert back to Avigen at a future date.

We are a development stage company and have primarily supported the financial needs of our research and development activities since our inception primarily through public offerings and private placements of our equity securities.

Products in Development

AV650 — Neuromuscular spasm and spasticity

We are developing AV650 in the North American market for the treatment of disabling neuromuscular spasticity and spasm under a license and supply agreement with SDI Diagnostics International LTD, a division of Sanochemia Pharmazeutika AG. AV650 is an orally administered centrally acting small molecule that is currently marketed by others for the treatment of neuromuscular spasm and spasticity in Europe and Asia. Because of AV650's established record of successful use and safety in many international markets, Avigen is seeking to bring this product to the U.S. market to provide a fast-acting muscle relaxant with no evidence of sedation or alcohol interaction.

In May 2006, we filed an IND with the U.S. Food and Drug Administration, or FDA, and in June 2006, we announced that we had received approval from the FDA to commence an initial clinical trial of AV650. AV650 is a New Chemical Entity in the U.S.

In October 2006 we completed this initial clinical trial, which was a Phase I study to assess the safety and pharmacokinetic profile of the compound, as well as AV650's lack of sedation in normal volunteers. The Phase I study enrolled 30 healthy adult subjects that received ascending doses under a double blind, placebo-controlled format. No dose-limiting or dose-related increases in adverse events were reported. In addition, the study included an assessment of sedation using clinically validated measures that test cognitive function, including reaction times, visual discrimination, short-term memory, and attention, as well as other tests that measure a subject's subjective assessment of sedation. The initial findings of this study indicated no significant difference from placebo.

In March 2007, we announced that we had received approval to initiate a Phase II clinical trial in the U.S. to assess the safety, tolerability, and initial efficacy of AV650 in spinal cord injury patients suffering from spasticity. This study will also assess the lack of sedation experienced by subjects in the trial at doses up to the levels approved in Europe.

Under the terms of our license agreement, we acquired the North American rights to develop and market AV650 under Sanochemia's relevant patent filings, as well as their clinical data relating to AV650. Sanochemia has also agreed to supply AV650 to us exclusively for the North American market.

AV411 — Neuropathic pain and other neurological disorders

AV411 is being developed as a first-in-class oral therapy for the treatment of neuropathic pain and is based on an approved drug, ibudilast, that is currently marketed by others in Japan for a non-pain-related illness. AV411 is a New Chemical Entity in the U.S. and Europe. AV411 is part of our program to investigate glial attenuation as a novel approach to the treatment of neuropathic pain. Glial attenuation results from blocking or reversing the activation of specialized cells in the nervous system known as "glial cells", which have been shown in preclinical models to release of neurotransmitters that relay pain information to the spinal cord, as well as other substances that increase the excitability of pain-responsive nerve cells. Recent research has demonstrated that blocking the activation of glial cells can reverse neuropathic pain. Based on our research, we have filed for patents protecting the use of AV411 in multiple clinical indications, as well as for patents on analogs of AV411 which we believe have the potential to be effective second generation molecules.

In June 2006, we announced that we had received approval to initiate a Phase IIa exploratory therapeutic clinical trial with AV411 at the Royal Adelaide Hospital in Adelaide, Australia to assess safety, tolerability and preliminary indication of efficacy in neuropathic pain patients. The Phase IIa trial is a placebo-controlled, double blind study primarily in patients suffering from diabetic neuropathy, a disease affecting the nervous system caused by diabetes. We began recruiting patients in the third quarter and intend to use our experience in this dose-escalating trial to improve the design of a larger U.S. clinical trial.

In February 2007, we announced that we had completed a safety and tolerability study, also with the Royal Adelaide Hospital. The trial was conducted with dose levels of AV411 above the prescribed dosage levels used in Asia for other indications and will be used by us to guide the development of AV411 for neuropathic pain. The study enrolled 18 healthy adult volunteers under a double blind, placebo-controlled format. In the study, two subjects ceased study medications as a result of nausea and vomiting; however, no dose-limiting or dose-related increases in adverse events were reported.

Other indications: chemotherapeutic-induced neuropathy and morphine withdrawal. In connection with our development program, we have studied AV411 in multiple preclinical pain models and have observed promising efficacy for chemotherapeutic-induced neuropathy, a disease affecting the nervous system, as well as the potential for AV411 to counteract certain effects from morphine and other opioids with regard to symptoms of tolerance and withdrawal. Tolerance refers to the need of a patient to require ever-increasing doses to achieve relief from pain. Withdrawal refers to the serious effects of ending opioid therapy due to the addictive properties of the drug.

Our research in animal models suggests that AV411 may allow oncologists to exceed current treatment limits of chemotherapy that often result due to the development of painful sensitivities by their patients. Additionally, other research in animal models suggest that AV411 may help neutralize the effects of opioids by blocking the activation of certain kinds of glial cells in the spinal cord that could extend the use of opioids by physicians to effectively provide relief from pain and help a patient's healing process.

AV513 — Bleeding disorders, including hemophilia

AV513 is being developed as an oral therapy for the treatment of bleeding disorders. AV513 is a botanical drug based on a carbohydrate molecule which is extracted from sea algae and has a good human safety profile as documented by others in human clinical trials with no reports of adverse events. While outside our strategic focus on neurological and neuromuscular disorders, AV513 leverages our extensive experience with hemophilia. Based on our research, we believe that AV513 has the potential to become the first non-gene therapy and non-Factor approach to treating hemophilia A and B, and other bleeding disorders such as Factor VII deficiency and severe von Willebrand's disease. Conventional approved treatments involve frequent intravenous administration of recombinant clotting factor.

In January 2006, data from our research on AV513 were published in "Thrombosis and Haemostasis" and highlighted by an editorial in the same journal. This data demonstrated that AV513 was safe and able to significantly shorten the bleeding times in a well-studied naturally occurring animal model of severe hemophilia A.

Gene Therapy Product Development Interests

In connection with our agreement with Genzyme Corporation, we do not have any advisory or operational obligations to support the on-going development of gene therapy products. However, under the terms of the agreement, we retain an opportunity to receive additional revenues in connection with the potential successful development by Genzyme of gene therapy products based on technologies we originally developed. The additional revenues could be from milestone payments, sublicense fees and/or royalties. The potential for us to realize additional revenues under this agreement could extend through approximately 2020, depending on when the last of the patents issued on that issue and subject to the agreement expires. If Genzyme fails to diligently pursue the commercialization or marketing of products using the assigned technology, as specified in the agreement, certain rights assigned to Genzyme under the agreement could revert back to Avigen at a future date.

Research Programs

Neuropathic Pain

We maintain a small ongoing preclinical research effort to identify additional opportunities to expand our product development pipeline. Our efforts primarily focus on additional treatments for neuropathic pain and include, through external contract laboratories, a medicinal chemistry optimization effort focused on identification of New Chemical Entities with glia-attenuating characteristics similar to those of AV411, but with improved physicochemical properties. We are also pharmacologically testing additional therapeutic indications for AV411.

We continue to investigate, through our collaborators, potential products based on the potent anti-inflammatory cytokine interleukin-10, or IL-10, and related molecules. This research, which is also based on glial cell activation, includes our work with AV333. AV333 is a plasmid, or DNA sequence, that drives the production of IL-10 within the spinal cord to reverse, we believe, the neuropathic pain resulting from glial activation. AV333 is delivered by an injection into the spinal cord similar to the routine procedure used to deliver spinal analgesics. Standardized animal models have shown that AV333 is well-tolerated and dramatically reverses neuropathic pain symptoms for up to ninety days from a single course of treatment. This information was presented at the 8th International Conference on Mechanisms and Treatment of Neuropathic Pain in 2005.

Research and Development Expenses

We incurred research and development expenses of approximately $15.2 million, $13.8 million, and $19.3 million in 2006, 2005, and 2004, respectively. During these years, we did not receive any reimbursements from governmental or other research grants or any other third parties to offset our expenses. As of December 31, 2006, we were party to one collaborative agreement with the University of Colorado, under which we received partial reimbursement for certain research and development expenses under a grant by the National Institutes of Health. We do not expect future reimbursements under this agreement to have a material impact on our financial statements.

Strategic Relationships and Manufacturing

Research and commercial collaborations will continue to play a significant role in our business strategy. We have built strategic relationships with recognized scientists, clinicians and opinion leaders in the fields that our product candidates address. We feel these relationships, including our relationship with the University of Colorado, enhance the potential of our portfolio of products by providing us with additional resources with the capacity to accelerate a broader array of research testing and by advising us on the latest scientific advances relevant to our needs. We have also established a commercial collaboration with Sanochemia. Under the terms of this collaboration, we have acquired North American development and marketing rights to AV650 and have access to data from Sanochemia's non-U.S. research studies that we believe may help accelerate the pace of our clinical development in the U.S.

We also expect to rely on strategic relationships with third-party manufacturers of the compounds used for our product candidates. We believe that third-party suppliers, such as Sanochemia for AV650, can manufacture high quality drug substance and final drug products in a cost effective manner for use both in our clinical trials and for commercial sale. We believe these third-party suppliers are compliant with the FDA's current Good Manufacturing Practices.

In our AAV transaction with Genzyme Corporation, we sought a company that we believed had the resources and commitment to continue the development of products using AAV-based technologies. Through this transaction, we retained the potential for future financial participation in the success of AAV products through contingent development milestones and royalty and licensing fees. In addition, we delivered on management's commitment to enable work based on AAV technologies we developed to continue for the benefit of patients suffering from Parkinson's disease and hemophilia.

As we continue to identify new development opportunities for compounds in our product candidate portfolio or acquire access to new product candidates, we intend to continue to evaluate opportunities to increase the potential success of these investments through strategic relationships. These may take the form of additional research and development or manufacturing and supply agreements. We may also seek to license out development and marketing rights to our existing products outside the U.S. If we acquire access to new products or identify new development opportunities for our compounds, including through strategic relationships, we may fund such transactions with the issuance of additional equity securities, which may further dilute our existing stockholders.

Competition

Pharmaceutical drug development is characterized by rapidly evolving technology and intense competition. Many companies of all sizes, including major pharmaceutical companies and specialized biotechnology companies, engage in activities similar to our activities. Many of the companies we compete with have substantially greater financial and other resources and larger research and development and clinical and regulatory affairs staffs. We expect our products, if approved, will face competition from both branded pharmaceuticals and generic compounds. In addition, colleges, universities, governmental agencies and other public and private research organizations continue to conduct research and are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technologies that they have developed. We also must compete with these institutions in recruiting highly qualified scientific personnel. Some of our competitors' products and technologies are in direct competition with ours. In addition, we are aware that physicians may utilize other products in an off-label manner for the treatment of disorders we attempt to target.

Neuromuscular Spasm and Spasticity. Therapies for acute and chronic spasm and spasticity include:

- Skelaxin - metaxalone, by King Pharmaceuticals
- Flexeril – cyclobenzaprine by McNeil Consumer & Specialty Pharmaceuticals
- Zanaflex - tizanidine, by Acorda Therapeutics
- Lioresal - baclofen, by Novartis, and
- Soma - carisoprolol, by Wallace Laboratories.

GW Pharmaceuticals has recently announced that they will be pursuing a spasticity indication for Sativex, their cannabinoid product marketed in Canada for pain associated with multiple sclerosis and in development in North America and Europe for pain and spasticity associated with multiple sclerosis and other diseases. We anticipate that our products will compete with all of these products. Controlled release formulations or other delivery or dosage forms of these products may be in development and generic versions of many of them are also available.

Neuropathic Pain. Therapies for chronic pain range from over-the-counter compounds, such as aspirin, to opioids, such as morphine. We anticipate that our products will compete with other drugs that are currently prescribed by physicians, including anti-epileptics such as: Neurontin, also referred to as gabapentin by Pfizer, Lyrica, also referred to as pregabalin by Pfizer; and antidepressants, including Cymbalta, also referred to as duloxetine, by Eli Lilly & Co. We are aware of additional compounds for chronic neuropathic pain that are currently in development at numerous companies including Bayer, GlaxoSmithKline, Merck & Co., Inc., Novartis AG, Pfizer, Cognetix, Inc., GW Pharmaceuticals plc, Indevus Pharmaceuticals, Inc., Nastech Pharmaceutical Company Inc., Avanir Pharmaceuticals, and Pain Therapeutics, Inc.

Companies that complete clinical trials, obtain required regulatory approvals, and commence commercial sales of their products before their competitors may achieve a significant competitive advantage. In order to compete successfully, we must develop proprietary or otherwise protected positions in products for therapeutic markets that have not been satisfactorily addressed by current alternatives. These products, even if successfully tested and developed, may not be adopted by physicians over other products and may not offer economically feasible alternatives to other therapies.

Marketing and Sales

We have retained rights to commercialize our current portfolio of products, except that we only have the right to develop and market AV650 in the North America markets, and expect to build marketing and sales capabilities using our own resources. However, we currently do not have a marketing or sales staff. If we are successful in achieving FDA approval of any of our product candidates, we will need to build a commercial capability. There is no assurance that we will be able to build our own commercial organization with our current resources.

Patents and Intellectual Property

Patents and other proprietary rights are important to our business. We seek to procure patent protection for our anticipated products, or obtain protection from the relevant patents owned by our licensors. Our intellectual property strategy is to file patent applications that protect our technology, inventions and improvements to our inventions that we consider commercially important to the development of our business. We also rely on a combination of trade secrets, know-how and licensing opportunities to develop and protect intellectual property rights pertaining to our products and technology.

As of March 1, 2007, we owned, co-owned, or held licenses to 1 issued U.S. patent which expires in 2019 and 16 pending U.S. patent applications, as well as corresponding-pending non-U.S. patent applications. The patent applications are primarily related to our development portfolio of small molecule-based products and are currently directed to methods of treating various indications using AV411 and formulations of AV650 and AV513.

Some of the compounds used in our development products have been previously patented by others. When we identify previously patented technologies that we believe are critical to the development and commercialization of our products, we seek to in-license such rights under the most favorable terms. Such licenses normally last for the life of the underlying patent. Licenses typically require us to pay license fees and royalties based on the net sales of products that fall within the scope of the license. Some licenses require us to exercise our best efforts or another level of efforts to achieve research, clinical, and commercial milestones and may require us to make additional payments upon the completion of such milestones. Our failure to be diligent or achieve any required development milestones or to negotiate appropriate extensions of any of our license agreements or to make all required milestone and royalty payments when due, and the subsequent decision of any such institution to terminate such license, could have a material adverse effect on our financial position.

The exclusive license that we feel is important to our future commercial interests in our development products is:

Sanochemia. In January 2006, we entered into an agreement with Sanochemia for rights to develop and market AV650 in North America. We paid an initial license fee of $3 million and will make additional milestone and royalty payments based on the success of the parties' development and commercialization of AV650. Additionally, we must pay to purchase the supply of AV650 formulations from Sanochemia. The license is exclusive for the duration of the patent and pending patent applications, should they issue. Under the agreement, we must be diligent in our development of one and under certain circumstances up to two formulations of AV650 and must purchase from Sanochemia, and Sanochemia must supply us exclusively with, our requirements of AV650 formulations for North America. We are reliant on this license to develop AV650.

In addition, we have the following exclusive license:

University of Colorado. In November, 2003, we entered into an agreement with the University of Colorado for rights to certain intellectual property related to the treatment of chronic pain with AV333. The license is exclusive for the duration of any issued patents embodying the licensed intellectual property, or until approximately 2023. Our license may convert to a non-exclusive license or may be terminated by the University of Colorado if we fail to meet our diligence obligations. Although our development of AV411 for neuropathic pain is not subject to the intellectual property underlying this agreement, we continue to explore the use of AV411 for additional indications in collaboration with the University of Colorado, and have expanded the scope of the agreement to incorporate additional intellectual property jointly developed by the two parties.

We cannot assure you that the claims in our pending patent applications will be issued as patents, that any issued patents will provide us with significant competitive advantages, or that the validity or enforceability of any of our patents will not be challenged or, if instituted, that these challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of our patents could be substantial. Furthermore, we cannot assure you that others will not independently develop similar technologies or duplicate our technologies or design around the patented aspects of our technologies. We can provide no assurance that our proposed technologies will not infringe patents or rights owned by others, the licenses to which might not be available to us.

In addition, if we pursue patent applications in foreign countries, their approval processes for patent applications may differ significantly from the processes in the U.S. The patent authorities in each country administer that country's laws and regulations relating to patents independently of the laws and regulations of any other country and the patents must be sought and obtained separately. Therefore, issuance of a patent in one country does not necessarily indicate that it can be obtained in other countries. Our policy is to make a case-by-case determination as to whether to file a foreign application to correspond to each of our U.S. applications. Sometimes we decide not to do so. We make the decision with respect to each patent application on a country-by-country basis.

Gene Therapy-Related Patents

In December 2005, we transferred the intellectual property rights, including in-licenses, for our AAV gene therapy-based products to Genzyme Corporation. Under the terms of the agreement, we assigned to Genzyme our rights to certain AAV-related intellectual property, our gene therapy clinical trial programs for Parkinson's disease and hemophilia, certain AAV-related contracts, and the use of previously manufactured clinical-grade vector materials. These intellectual property rights included 62 U.S. and international patents owned by us. However, if Genzyme fails to diligently pursue the commercialization and marketing of products using the assigned technology, as specified in the agreement, certain of the technology we assigned could revert back to Avigen at a future date, Under the terms of the agreement, Avigen received a $12 million payment and could receive future milestone, sublicensing fees and royalty payments based on the successful development of products by Genzyme utilizing technologies previously developed by us.

Government Regulation

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries regulate extensively the clinical development, manufacture, distribution and sale of pharmaceutical products. These agencies and other federal, state and local entities regulate research and development activities and the testing, manufacture, quality control, safety, effectiveness, labeling, storage, distribution, record keeping, approval and promotion of our development products. All of our products will require regulatory approval before commercialization. In particular, therapeutic products for human use are subject to rigorous preclinical and clinical testing and other requirements of the Federal Food, Drug, and Cosmetic Act, implemented by the FDA, as well as similar statutory and regulatory requirements of foreign countries and supervisory review boards affiliated with institutions that may perform our clinical trials.

Obtaining marketing approvals and subsequently complying with ongoing statutory and regulatory requirements is costly and time consuming. Any failure by us or our collaborators, third-party manufacturers, licensors or licensees to obtain, or any delay in obtaining regulatory approval or in complying with other requirements, could adversely affect the commercialization of products then being developed by us and our ability to receive product or royalty revenues.

This process of clinically testing drugs and seeking approval to market them can take a number of years and typically requires substantial financial resources. The results of preclinical studies and initial clinical trials are not necessarily predictive of the results from large-scale clinical trials. All clinical trials may be subject to additional costs, delays or modifications due to a number of factors, including the difficulty in obtaining enough subjects, clinical investigators, drug supply, or financial support, or because of unforeseen adverse effects. In addition, as a condition of approval, the FDA also can require further testing of the product and monitoring of the effect of commercialized products, and the agency has the power to prevent or limit further marketing of a product based on the results of these post-marketing programs. Upon approval, a drug product may be marketed only in those dosage forms and for those indications for which it is approved.

In addition to obtaining FDA approval for each indication to be treated with each product, each domestic drug product manufacturing establishment must register with the FDA, list its drug products with the FDA, comply with current Good Manufacturing Practices and pass inspections by the FDA. Manufacturers of biological products also must comply with FDA general biological product standards. Moreover, the submission of applications for marketing approval from the FDA may require additional time to complete manufacturing stability studies. Foreign establishments manufacturing drug products for distribution in the United States also must list their products with the FDA and comply with current Good Manufacturing Practices. They also are subject to periodic inspection by the FDA or by local authorities under agreement with the FDA. If we rely on strategic relationships with third-party manufacturers, with either U.S. or foreign manufacturing establishments, as with Sanochemia, we may not be able to ensure effective compliance with these FDA requirements, which could impact the timing and potential success of our development and commercialization of our potential products. Because our current facilities are located in California, if we decide to manufacture any of our products in our facilities that are administered to humans, including products used for testing in clinical trials, we would also be required to obtain a drug manufacturing license from the State of California.

Other Regulations

In addition to regulations enforced by the FDA, in the U.S. we are also subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act, and other federal, state and local regulations. Our research and development activities involve the controlled use of hazardous materials, chemicals, biological materials, and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, we could be held liable for any damages that result from accidental contamination or injury and this liability could exceed our resources. In addition, our handling, care, and use of laboratory rodents are subject to the Guide for the Care and Use of laboratory Animals published by the National Institutes of Health.

Our clinical trials may also involve subjects who reside outside of the U.S. which can involve subsequent monitoring of the subjects' responses at clinical sites outside the U.S. where other regulations apply.

Employees

As of March 1, 2007, Avigen had 33 full-time employees, including ten with Ph.D. degrees and two with M.D. degrees. Approximately 21 employees are involved in our research and development activities, including research, preclinical development, clinical and regulatory affairs, and quality assurance and quality control, and 12 employees are involved in general administration, finance, legal, and business development activities. We also rely on a number of temporary staff positions and third-party consultants to supplement our workforce. None of our employees are represented by a collective bargaining agreement nor have we ever experienced a work stoppage. We believe that our relationship with our employees is good.

Revenues

Our revenues in 2006, 2005 and 2004 were $0.1 million, $12.0 million and $2.2 million, respectively. Revenue for 2006 represented income from our participation with the University of Colorado on a grant that was funded by the National Institutes of Health. Revenue for 2005 was primarily related to the payment received from Genzyme Corporation in connection with our transfer to them of certain AAV gene therapy assets. Revenue from 2004 was primarily related to the accelerated recognition of deferred revenue previously recorded in connection with a $2.5 million payment received from Bayer Corporation in 2003 under the terms of a collaboration agreement for the development of an AAV-based gene therapy product for hemophilia. The development of the product candidate was terminated during the year, which led to the accelerated recognition of the remaining deferred revenue at the time of termination. All of our revenues were from companies located in the United States, and all of our long-lived assets are located in the United States. See "Item 8. Financial Statements and Supplementary Data" for more information regarding our financial performance.

Available Information and Website Address

Our website address is www.avigen.com; however, information found on our website is not incorporated by reference into this Annual Report on Form 10-K. We file electronically with the Securities and Exchange Commission our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish it to the SEC. You can also request copies of such documents by contacting our Investor Relations Department at (510) 748-7150 or sending an email to ir@avigen.com.

Item 1A. *Risk Factors*

This section briefly discusses certain risks that should be considered by stockholders and prospective investors in Avigen. Many of these risks are discussed in other contexts in other sections of this report.

Risks Related to Our Business

We expect to continue to operate at a loss and we may never achieve profitability

Since our inception in 1992, we have not been profitable, and we cannot be certain that we will ever achieve or sustain profitability. To date, we have been engaged in research and development activities and have not generated any revenues from product sales. As of December 31, 2006, we had an accumulated deficit of $195.5 million. Developing new compounds will require significant additional research and development activities, including preclinical testing and clinical trials, and regulatory approval. We expect these activities, together with our general and administrative expenses, to result in operating losses for the foreseeable future. Our ability to achieve profitability will depend, in part, on our ability to successfully identify, acquire and complete development of proposed products, and to obtain required regulatory approvals and manufacture and market our approved products directly or through business partners.

If we are able to enhance our existing pipeline of product candidates through the in-license or other acquisition of additional development candidates, we may expose ourselves to new risks that were not identified prior to negotiating the in-license or other acquisition agreement that may prevent us from successfully developing or commercializing our product candidates

Even if we are able to in-license or acquire potential products, we may fail to identify risks during our due diligence efforts, or new risks may arise later in the development process of our product candidates, that we may be unable to adequately address. If we are unable to address such previously unidentified risks in a timely manner, we will have paid too much for the acquisition or in-license of the potential product, and our business and results of operations will be harmed.

Our historic research and development activities have primarily focused on our gene delivery products, which raises uncertainty about our ability to develop and commercialize more conventional small molecule product candidates effectively

We have limited experience in developing or commercializing conventional small molecule product candidates. If we are unable to effectively develop any of the products in our development portfolio or any new products we in-license or acquire, it would significantly reduce our ability to create commercial opportunities for such products.

Many potential competitors who have greater resources and experience than we do may develop products and technologies that make ours non-competitive or obsolete

There are many entities, both public and private, including well-known, large pharmaceutical companies, chemical companies, biotechnology companies and research institutions engaged in developing pharmaceuticals for neurological and other applications similar to those that may be targeted by us. Competitors may succeed in developing products that are more effective and less costly than any that we develop and also may prove to be more successful in the manufacturing and marketing of products, which would render the products that we develop non-competitive or obsolete. Furthermore, many of our competitors are more experienced than we are in drug development and commercialization, obtaining regulatory approvals, and product manufacturing and marketing. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly and more effectively than we do. Any product that we successfully develop and for which we gain regulatory approval must then compete for market acceptance and market share. Accordingly important competitive factors, in addition to completion of clinical testing and the receipt of regulatory approval, will include product efficacy, safety, timing and scope of regulatory approvals, availability of supply, marketing and sales capacity, reimbursement coverage, pricing and patent protection.

We are aware that other companies are conducting preclinical studies and clinical trials for products that could compete with products we intend to acquire or develop. See "Item 1. Business -- Competition" for a more detailed discussion of the competition we face.

The regulatory process is expensive, time consuming and uncertain and may prevent us from obtaining required approvals for the commercialization of our product candidates

Prior to marketing in the United States, any product developed by us must undergo rigorous preclinical testing and clinical trials as well as an extensive regulatory approval process implemented by the FDA. This process is lengthy, complex and expensive, and approval is never certain. Positive results from preclinical studies and early clinical trials do not ensure that positive results will be demonstrated in clinical trials designed to permit application for regulatory approval.

Potential problems we may encounter in the implementation stages of our studies include the chance that we may not be able to conduct clinical trials at preferred sites, obtain sufficient test subjects, or begin or successfully complete clinical trials in a timely fashion, if at all. Furthermore, the FDA may temporarily suspend clinical trials at any time if it believes the subjects participating in trials are being exposed to unacceptable health risks, if it finds deficiencies in the clinical trial process or conduct of the investigation, or to better analyze data surrounding any unexpected developments.

Because of the risks and uncertainties in biopharmaceutical development, our products could take a significantly longer time to gain regulatory approval than we expect or may never gain FDA approval. If we do not receive these necessary approvals from the FDA, we will not be able to generate substantial revenues or become profitable.

We may not be successful in obtaining required foreign regulatory approvals, which would prevent us from marketing our products internationally

We cannot be certain that we will obtain any regulatory approvals in other countries. In order to market our products outside of the United States, we must comply with numerous and varying foreign regulatory requirements implemented by foreign regulatory authorities. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. Foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the regulatory authorities of any other country.

If we fail to comply with regulatory requirements, or if we experience unanticipated problems with our approved products, our products could be subject to restrictions or withdrawal from the market

Any product for which we obtain marketing approval from the FDA, along with the manufacturing processes, post-approval clinical data collection and promotional activities for such product, will be subject to continual review and periodic inspection by the FDA and other regulatory bodies. After approval of a product, we will have significant ongoing regulatory compliance obligations. Later discovery of previously unknown problems with our products or manufacturing processes, or failure to comply with regulatory requirements, may result in penalties or other actions, including removal of a product or products from the market.

We may need to secure additional financing to acquire and complete the development and commercialization of our products

At December 31, 2006 we had cash, cash equivalents, available-for-sale securities, and restricted investments of approximately $70.8 million. We anticipate that our existing capital resources as of December 31, 2006 will be adequate to fund our needs for approximately two to three years. However, beyond that, or earlier if we are successful in pursuing additional indications for compounds in our portfolio or acquiring additional product candidates, we may require additional funding to complete the research and development activities currently contemplated, to acquire new products, and to commercialize our products. Our future capital requirements will depend on many factors, including:

- continued scientific progress in research and development programs;
- the scope and results of preclinical studies and clinical trials;
- the time and costs involved in obtaining regulatory approvals;
- the costs involved in filing, prosecuting and enforcing patent claims and other intellectual property rights;
- the costs involved in obtaining licenses to patented technologies from third parties that may be needed to commercialize our products;
- how successful, if at all, we are at expanding our drug development portfolio through a combination of internal research, acquisitions, and in-licensing compounds, and the nature of the consideration we pay for acquiring or in-licensing compounds;
- competing technological developments;
- the cost of manufacturing for clinical trials and commercialization;
- the cost of commercialization activities; and
- other factors which may not be within our control.

We will need to obtain additional funding prior to the time, if any, that we are able to market any product candidates. We cannot assure our investors that we will be able to enter into financing arrangements on acceptable terms or at all. Without additional funding, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs.

We expect to depend on third parties to manufacture compounds for our product candidates. If these manufacturers fail to meet our requirements and the requirements of regulatory authorities, our business, financial condition and results of operations could be harmed

We intend to use third parties to manufacture active pharmaceutical ingredients and supplies for our product candidates. For example, we rely entirely on Sanochemia to manufacture and supply to us AV650 for both clinical and commercial supply. We have entered into an exclusive arrangement with them for this. We have no experience in manufacturing small molecule compounds and do not have any manufacturing facilities. If we are unable to enter into supply and processing contracts with third party manufacturers or processors for our other product candidates, or even if we are able to enter into supply and processing contracts, if Sanochemia or such other manufacturers or processors are unable to or do not satisfy our requirements, or if disputes arise between us and our suppliers, we may experience a supply interruption and we may incur additional cost and delay in the clinical development or commercialization of our products. If we are required to find an additional or alternative source of supply, there may be additional cost and delay in the development or commercialization of our products. Furthermore, with AV650, under certain conditions specified in the contract Sanochemia is required to establish secondary sources. In this and any future exclusive supply contracts for our full requirements, we are or will be particularly reliant on our suppliers. Additionally, the FDA inspects all commercial manufacturing facilities before approving a New Drug Application for a drug manufactured at those sites. If any of our manufacturers or processors fails to pass the FDA inspection, our clinical trials, the potential approval and eventual commercialization of our products may be delayed.

If we are able to bring our potential products to market, we will face a number of risks outside of our control as we may be dependent on others to market our products, as well as to facilitate demand for our products

Even if we are able to develop our potential products and obtain necessary regulatory approvals, we have no experience in marketing or selling any of our proposed products. We currently do not have a marketing or sales staff. If we are successful in achieving FDA approval of any product candidate, including any product that we may acquire as a result of our business development efforts, we will need to build a commercial capability. The development of a marketing and sales capability will require significant expenditures, management resources and time. We may be unable to build such a sales force, the cost of establishing such a sales force may exceed any product revenues, or our marketing and sales efforts may be unsuccessful. We may not be able to find a suitable sales and marketing partner for our products. If we are unable to successfully establish a sales and marketing capability in a timely manner or find suitable sales and marketing partners, our business and results of operations will be harmed. Even if we are able to develop a sales force or find a suitable marketing partner, we may not successfully penetrate the markets for any of our proposed products.

We intend to enter into distribution and marketing agreements with other companies for our products outside the U.S. and do not anticipate establishing our own foreign sales and marketing capabilities for any of our potential products in the foreseeable future. If any of our foreign marketing partners do not perform under future agreements, we would need to identify an alternative marketing and distribution partner, or market this product ourselves, and we may not be able to establish adequate marketing capabilities for this product.

Our success is dependent on acceptance of our products. We cannot assure you that our products will achieve significant market acceptance among patients, physicians or third-party payers, even if we obtain necessary regulatory and reimbursement approvals. Failure to achieve significant market acceptance will harm our business. In addition, we cannot assure you that these products will be considered cost-effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a profitable basis. In both the United States and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of reimbursement to the consumer from third-party payers, such as government and private insurance plans. Third-party payers are increasingly challenging the prices charged for medical products and services. We cannot predict whether any legislative or regulatory proposals will be adopted or the effect that such potential proposals or managed care efforts may have on our business.

We may be unable to attract and retain the qualified employees, consultants and advisors we need to be successful

We are highly dependent on key members of our senior management and scientific staff. The loss of any of these persons could substantially impair our research and development efforts and impede our ability to develop and commercialize any of our products. Recruiting and retaining qualified scientific, technical and managerial personnel will also be critical to our success. Biotechnology and pharmaceutical personnel with these skills are in high demand. As a result, competition for and retention of personnel, particularly for employees with technical expertise, is intense and the turnover rate for these people can be high.

In addition, we rely on consultants and advisors to assist us in formulating our research and development strategies. A majority of our scientific advisors are engaged by us on a consulting basis and are employed on a full-time basis by others. We have limited control over the activities of these scientific collaborators which often limit their availability to us. Failure of any of these persons to devote sufficient time and resources to our programs could delay our progress and harm our business. In addition, some of these collaborators may have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us.

We face the risk of liability claims which may exceed the scope or amount of our insurance coverage

The manufacture and sale of medical products entails significant risk of liability claims. We currently carry liability insurance; however, we cannot assure you that this coverage will remain in place or that this coverage will be adequate to protect us from all liabilities which we might incur in connection with the use of our products in clinical trials or the future use or sale of our products upon commercialization. In addition, we may require increased liability coverage as additional products are used in clinical trials and commercialized. This insurance is expensive and may not be available on acceptable terms in the future, if at all. A successful liability claim or series of claims brought against us in excess of our insurance coverage could harm our business. We must indemnify certain of our licensors against any liability claims brought against them arising out of products developed by us under these licenses.

Our use of hazardous materials exposes us to the risk of environmental liabilities, and we may incur substantial additional costs to comply with environmental laws in connection with the operation of our research and manufacturing facilities

We use radioactive materials and other hazardous substances in our research and development operations. As a result, we are potentially subject to substantial liabilities related to personal injuries or property damages they may cause. In addition, clean up costs associated with radioactivity or other hazardous substances, and related damages or liabilities could be significant and could harm our business. We do not believe that our current level of use of these controlled substances will require any material capital expenditures for environmental control facilities for the next few years. We are also required to comply with increasingly stringent laws and regulations governing environmental protection and workplace safety which could impose substantial fines and criminal sanctions for violations. If we were to fail to maintain compliance with these laws and regulations we could require substantial additional capital.

The testing of our potential products relies heavily on the voluntary participation of subjects in our clinical trials, which is not within our control, and could substantially delay or prevent us from completing development of such products

The development of our potential products is dependent upon collecting sufficient data from human clinical trials to demonstrate safe and effective results. We experienced delays in enrolling subjects in our previous gene therapy clinical trials, and we may experience similar difficulties with our current products in the future. Any delay or failure to recruit sufficient numbers of subjects to satisfy the level of data required to be collected under our clinical trial protocols could prevent us from developing any products we may target.

AAV Gene therapy technology is new and developing rapidly and Genzyme Corporation may face delays in developing products based on technologies included in our assignment agreement, in which case we may not receive any additional milestone, sublicensing fees or royalty revenues in connection with the agreement

Development of drug products, including gene therapy products, is unpredictable and is subject to many risks and uncertainties. We are not aware of any gene therapy products that Genzyme Corporation has fully developed or for which it has received regulatory approval for commercial sale in the U.S. As such, we face the risk that they will not be able to develop or receive regulatory approval for commercial sale of any product candidates that might utilize technologies included in our assignment agreement. Therefore, we may never receive any additional milestone, sublicensing fees or royalty revenues in connection with our previous work on AAV gene therapy activities.

Risks Related to Our Intellectual Property

Our success is partly dependent upon our ability to effectively protect our proprietary rights, which we may not be able to do

Our success will depend to a significant degree on our ability to obtain patents and licenses to patent rights, preserve trade secrets, to obtain protection under the Hatch-Waxman Act for our products for which we are not able to obtain patent protection, as discussed below, and to operate without infringing on the proprietary rights of others. If we are not successful in these endeavors, our business will be substantially impaired.

To date, we have filed a number of patent applications in the U.S. relating to technologies we have developed or co-developed. In addition, we have acquired licenses to one patent and certain pending patent applications. We cannot guarantee that patents will issue from these applications or that any patent will issue on technology arising from additional research or, if patents do issue, that claims allowed will be sufficient to protect our technologies.

The patent application process takes several years and entails considerable expense. The failure to obtain patent protection on the technologies underlying certain of our proposed products may have a material adverse effect on our competitive position and business prospects. Important legal issues remain to be resolved as to the scope of patent protection for biotechnology and pharmaceutical products, and we expect that administrative proceedings, litigation, or both may be necessary to determine the validity and scope of our and others' patents. These proceedings or litigation may require a significant commitment of our resources in the future.

If patents can be obtained, we cannot assure you that any of these patents will provide us with any competitive advantage. Others may independently develop similar technologies or duplicate any technology developed by us, and patents may be invalidated or held unenforceable in litigation.

Certain of our product candidates use active compounds that do not have composition-of-matter patent protection. For example, in our AV650 program, the composition of matter patent on the active compound has expired. For that candidate, we intend to rely, if our patents issue, primarily on formulation and potentially use patent claims, combined with any available regulatory exclusivity, rather than more traditional composition-of-matter patent claims on the active ingredient itself. Formulation and use coverage may not be effective in preventing others from marketing the active compound in competition with us. As another example, in our AV411 program, the composition of matter patent on the active compound has also expired. We have filed and own patent applications on its use for the indications for which we are developing AV411. However, we cannot assure you that these patent applications, even if they one day issue as patents, will effectively prevent others from marketing the same drug for the indications currently claimed by our patent applications. We are aware that Medicinova is conducting preclinical studies and clinical trials for a product that contains the active compound contained in our AV411 product for use with multiple sclerosis.

We also rely on a combination of trade secret and copyright laws, employee and third-party nondisclosure agreements and other protective measures to protect intellectual property rights pertaining to our products and technologies. We cannot be certain that these measures will provide meaningful protection of our trade secrets, know-how or other proprietary information. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. We cannot assure you that we will be able to protect our intellectual property successfully.

We may not be able to patent certain formulations of our products in development and may not be able to obtain adequate protection under the Hatch-Waxman Act to prevent generics from copying our product candidates

Certain of our products in development, including AV650 and AV411, are molecules that are in the public domain. While we are working to obtain patent protection for our formulations, manufacturing processes, and uses of these molecules, there is no guarantee that we will be able to do so. In cases where no patent protection can be obtained, limited regulatory exclusivity providing protection against generic competition can be obtained under the Hatch-Waxman Act if we are the first to obtain regulatory approval to market these compounds in the U.S. There is no guarantee that we will be able to do so. For example, Medicinova is conducting preclinical studies and clinical trials for a product that contains the active compound contained in our AV411 product for use with multiple sclerosis, and if Medicinova is able to obtain "new chemical entity" designation for this compound, it would limit the extent of the protection we might otherwise be able to obtain against generic competition under the Hatch-Waxman Act for AV411. Biotechnology or pharmaceutical companies with greater financial and personnel resources may be able to obtain regulatory approval to market one or more of these compounds prior to our obtaining such approval. Failure to obtain patent protection or regulatory exclusivity will adversely impact our ability to commercialize our products and realize a positive return on our investment.

Other persons may assert rights to our proprietary technology, which could be costly to contest or settle

Third parties may assert patent or other intellectual property infringement claims against us with respect to our products, technologies, or other matters. Any claims against us, with or without merit, as well as claims initiated by us against third parties, can be time-consuming and expensive to defend or prosecute and resolve. There may be third-party patents and other intellectual property relevant to our products and technology which are not known to us. We have not been accused of infringing any third party's patent rights or other intellectual property, but we cannot assure you that litigation asserting claims will not be initiated, that we would prevail in any litigation, or that we would be able to obtain any necessary licenses on reasonable terms, if at all. If our competitors prepare and file patent applications in the U.S. that claim technology also claimed by us, we may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the outcome is favorable to us. In addition, to the extent outside collaborators apply technological information developed independently by them or by others to our product development programs or apply our technologies to other projects, disputes may arise as to the ownership of proprietary rights to these technologies.

We may be required to obtain rights to proprietary genes and other technologies to further develop our business, which may not be available or may be costly

We currently investigate and use certain gene sequences or proteins encoded by those sequences, including the IL-10 gene, and manufacturing processes that are or may become patented by others. As a result, we may be required to obtain licenses to these gene sequences or proteins or other technology in order to test, use or market products. We may not be able to obtain these licenses on terms favorable to us, if at all. In connection with our efforts to obtain rights to these gene sequences or proteins or other technology, we may find it necessary to convey rights to our technology to others. Some of our products may require the use of multiple proprietary technologies. Consequently, we may be required to make cumulative royalty payments to several third parties. These cumulative royalties could become commercially prohibitive. We may not be able to successfully negotiate these royalty adjustments to a cost effective level, if at all.

If we do not fulfill our obligations under our in-license agreements, including our in-license for AV650, we may not be able to retain our rights under those agreements and may be forced to cease our activities with the affected product candidate or technology

We have entered into license agreements with third parties for technologies related to our product development programs. Typically, we have obligations under these agreements to diligently pursue commercialization of products using the technologies licensed to us, among other obligations including payment, patent prosecution, information-sharing and licensing obligations. We have these kinds of obligations to Sanochemia under our AV650 agreement with them. If we fail to fulfill our obligations under these agreements and fail to obtain a waiver of any material failure to fulfill such obligations, the licensor may terminate these license agreements. Termination of any of our license agreements could harm our business and force us to cease our activities with the affected product candidate or technology.

Similarly, if disputes arise between us and our licensors, our rights to the licensed product candidates and technologies could be threatened. In addition, any such dispute could harm us through taking our management's time and attention to resolve the dispute.

Risks Related to Our Stock

Anti-takeover effects of certain charter provisions and Delaware law may negatively affect the ability of a potential buyer to purchase some or all of our stock at an otherwise advantageous price, which may limit the price investors are willing to pay for our common stock

Certain provisions of our charter and Delaware law may negatively affect the ability of a potential buyer to attempt a takeover of Avigen, which may have a negative effect on the price investors are willing to pay for our common stock. For example, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or action by the stockholders. This would enable the Board of Directors to establish a shareholder rights plan, commonly referred to as a "poison pill," which would have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Avigen. In addition, our board of directors is divided into three classes, and each year on a rotating basis the directors of one class are elected for a three-year term. This provision could have the effect of making it less likely that a third party would attempt to obtain control of Avigen through Board representation. Furthermore, certain other provisions of our restated certificate of incorporation may have the effect of delaying or preventing changes in control or management, which could adversely affect the market price of our common stock. In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law.

Our stock price is volatile, and as a result investing in our common stock is very risky

From January 1, 2005 to March 1, 2007, our stock price has fluctuated between a range of $2.63 and $7.44 per share. We believe that various factors may cause the market price of our common stock to continue to fluctuate, perhaps substantially, including announcements of:

- technological innovations or regulatory approvals;

- results of clinical trials;
- new products by us or our competitors;
- developments or disputes concerning patents or proprietary rights;
- achievement or failure to achieve certain developmental milestones;
- public concern as to the safety of pharmaceutical products;
- health care or reimbursement policy changes by governments or insurance companies;
- developments of significant acquisitions or in relationships with corporate partners;
- announcements by us regarding financing transactions and/or future sales of equity securities; or
- changes in financial estimates or securities analysts' recommendations.

In addition, in recent years, the stock market in general, and the shares of biotechnology and health care companies in particular, have experienced extreme price fluctuations. These broad market and industry fluctuations may cause the market price of our common stock to decline dramatically.

Item 1B. ***Unresolved Staff Comments***

We have no unresolved written comments from the Securities and Exchange Commission.

Item 2. ***Properties***

Our headquarters are located in a commercial neighborhood of Alameda, California, and consist of two leased buildings with an aggregate of 112,500 square feet. These buildings include facilities for laboratory research and development, manufacturing and office space. One building, which represents approximately 45,000 square feet, is under a 5-year lease that is scheduled to expire in May 2008 and contains an extension option for five years under the same terms and conditions as the original lease agreement. A second adjacent building, which represents approximately 67,500 square feet, is under a 10-year lease that is scheduled to expire in November 2010. The scheduled annual rental expense for 2007 under these leases is approximately $2.5 million. We currently sublease 15,250 square feet and 11,000 square feet, respectively, from the two buildings to two separate corporate tenants not affiliated with Avigen. These sublease agreements run concurrent with the duration of each our underlying lease term for the respective building. Under these sublease agreements, we are scheduled to receive annual sublease rental income in 2007 of approximately $0.6 million and reimbursement for a portion of the related facilities overhead costs which will be recorded as a reduction to our operating expenses. We believe that our remaining leased space not under sublease in these two buildings is adequate for our projected needs for the foreseeable future.

Item 3. ***Legal Proceedings***

As of March 1, 2007, we were not involved in any legal proceedings.

Item 4. ***Submission of Matters to a Vote of Security Holders***

None.

Executive Officers of the Registrant

Our executive officers and their respective ages and positions as of March 14, 2007, are as follows:

Name	Age	Position
Kenneth G. Chahine, J.D., Ph.D.	42	President, Chief Executive Officer and Director
Michael D. Coffee	61	Chief Business Officer
Kirk Johnson, Ph.D.	47	Vice President, Research and Development
M. Christina Thomson, J.D.	36	Vice President, Corporate Counsel and Secretary
Andrew A. Sauter	40	Vice President, Finance

All of our officers are elected annually by the Board of Directors. There is no family relationship between or among any of the officers or directors.

Kenneth G. Chahine, J.D., Ph.D., was appointed President, Chief Executive Officer and director of Avigen in March 2004. Dr. Chahine had previously served as Avigen's Chief Operating Officer since July 2002 and as Vice President, Business Development and Intellectual Property since 1998. Prior to joining Avigen, Dr. Chahine worked at the patent law firm of Madson & Metcalf, P.C. in Salt Lake City, Utah from 1994 to 1998. From 1992 to 1993, he worked as a research scientist at Parke-Davis Pharmaceuticals, a pharmaceutical company, and held another research scientist post at the University of Utah Department of Human Genetics from 1994 to 1996. Dr. Chahine served as western regional news and legal correspondent for *Nature Biotechnology* from 1996 to 2002. Dr. Chahine holds a J.D. from the University of Utah and a Ph.D. in biochemistry and molecular biology from the University of Michigan.

Michael D. Coffee has served as Avigen's Chief Business Officer since February 2005. Prior to joining Avigen, Mr. Coffee co-founded the Alekta Group, LLC in 2004, a consulting firm, to provide a comprehensive range of pharmaceutical development consulting services to emerging pharmaceutical companies. From 2001 to 2004 Mr. Coffee served as President and Chief Operating Officer of Amarin Pharmaceuticals, Inc., the U.S. drug development and marketing subsidiary of Amarin Corporation PLC. Mr. Coffee also served as President and Chief Operating Officer of Elan Pharmaceuticals, North America from 1998 to 2001 and held marketing and executive management positions, including President and Chief Operating Officer, of Athena Neurosciences, Inc. between 1991 and 1998. Mr. Coffee received a BS in biology from Siena College.

Kirk Johnson, Ph.D., was appointed Vice President, Research and Development in December 2006. Dr. Johnson joined Avigen in January 2004 and was appointed Vice President, Preclinical Development in June 2004. Prior to joining Avigen, Dr. Johnson was Senior Director, Pharmacology & Preclinical Development and a member of the executive management team of Genesoft Pharmaceuticals from 2001 to 2004. From 1991 to 2001, Dr. Johnson was employed in both protein and small molecule therapeutic research and development at Chiron Corporation, a biopharmaceutical company, and eventually served as Director, Pharmacology and Preclinical Research. Dr. Johnson was involved in leading IND-enabling programs, supporting clinical development, and contributing to successful IND and NDA filings at Chiron and Genesoft. In addition to general pharmacology and other preclinical development responsibilities, he has lead research and clinical development projects for diverse indications including neuropathic pain, hemophilia, antibacterials, diabetes, obesity, acute inflammation and cardiovascular disease and has published more than 50 manuscripts and holds 4 U.S. patents. Dr. Johnson earned a B.S. in toxicology from U.C. Davis, and a Ph.D. in pharmacology and toxicology from the Medical College of Virginia. He completed postdoctoral fellowships studying the mechanism of action of IL-2 from 1986-1989 with Dr. Kendall Smith at Dartmouth College and from 1990-1991 with Dr. Marian Koshland at the University of California, Berkeley.

M. Christina Thomson, J.D., joined Avigen in February 2000 and was appointed Vice President, Corporate Counsel in June 2004. She has also served as our Chief Compliance Officer since March 2004 and Corporate Secretary since January 2006. Ms. Thomson is a registered patent attorney, and has managed significant growth in Avigen's patent portfolio over the last seven years. Ms. Thomson also oversees the company's litigation and administrative patent proceedings, as well as contract administration. Prior to joining Avigen, Ms. Thomson worked as a patent attorney with the law firm Knobbe Martens Olson & Bear LLP in Newport Beach, California, as a patent agent with Madson & Metcalf, P.C. in Salt Lake City, Utah, and as a scientist for Myriad Genetic Laboratories. Ms. Thomson holds a J.D. from the University of Utah College of Law and an M.S. in biology from the University of Utah.

Andrew A. Sauter was appointed Vice President, Finance in January 2006, having joined Avigen as Controller in November 1999. Mr. Sauter is Avigen's principal financial officer. Mr. Sauter oversees the financial reporting obligations of Avigen and has been responsible for Sarbanes-Oxley compliance. From 1992 to 1999, Mr. Sauter worked for BankAmerica Corporation in a variety of positions, including most recently as a vice president in the Capital Markets Finance organization. From 1989 to 1992, he worked for Ernst & Young LLP. Mr. Sauter is a certified public accountant and holds a B.A. degree in economics from Claremont McKenna College.

PART II

Item 5. ***Market for Registrants Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock trades on the NASDAQ Global Market under the symbol "AVGN". As of March 1, 2007, there were approximately 139 holders of record of our common stock. This figure does not represent the actual number of beneficial owners of our common stock because shares are generally held in "street name" by securities dealers and others for the benefit of individual owners who may vote the shares.

We have never declared or paid any cash dividends and do not anticipate declaring or paying cash dividends in the foreseeable future.

The following table sets forth the range of high and low sales prices for our common stock for the two most recent fiscal years.

Year ended December 31, 2005	High	Low
Quarter End 3/31/05	$3.30	$2.75
Quarter End 6/30/05	$3.54	$2.75
Quarter End 9/30/05	$3.74	$2.60
Quarter End 12/31/05	$3.54	$2.64

Year ended December 31, 2006	High	Low
Quarter End 3/31/06	$5.95	$2.97
Quarter End 6/30/06	$6.76	$4.80
Quarter End 9/30/06	$6.43	$4.76
Quarter End 12/31/06	$6.79	$4.95

On March 1, 2007, the closing sales price of Avigen common stock was $6.80 per share.

Performance Graph (1)

The following graph shows the total stockholder return of an investment of $100 in cash on December 31, 2001 for (a) Avigen's common stock, (b) the NASDAQ Composite Index (Avigen previously used the Nasdaq National Market (U.S.), which has been discontinued), and (c) the RDG MicroCap Biotechnology Index. All values assume reinvestment of the full amount of all dividends paid by companies included in these indicies and are calculated as of December 31 of each year. We have selected the RDG MicroCap Biotechnology Index as the appropriate published industry index for this comparison. The RDG MicroCap Biotechnology Index comprises approximately 250 biotech companies with a market capitalization limit of $300 million. The stock price performance on the graph below is not necessarily indicative of future price performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Avigen, Inc., The NASDAQ Composite Index
And The RDG MicroCap Biotechnology Index
$140
$120
$100
$80
$60
$40
$20
$0
12/01
12/02
12/03
12/04
12/05
12/06
Avigen, Inc.
NASDAQ Composite
RDG MicroCap Biotechnology

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

---

(1) The information set forth in this performance graph section shall not be deemed to be filed, or incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that we specifically incorporate it by reference.

Item 6. *Selected Financial Data*

The following tables should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of this report and the financial statements and related notes included in Item 8 of this report.

Statement of Operations Data: *(in thousands, except share and per share amounts)*	Year Ended December 31,					Period from October 22, 1992 (inception) through December 31, 2006
	2006	2005	2004	2003	2002	
Revenue	$ 103	$ 12,026(1)	$ 2,195	$ 463	$ 57	$ 15,574
Operating expenses:						
Research and development	15,219	13,775	19,344	21,805	24,809	156,499
General and administrative	8,860	8,264	8,367	7,399	8,146	69,314
Impairment loss related to long-lived assets	450	6,130	—	—	—	6,580
In-license fees	3,000	—	—	—	—	8,034
Total operating expenses	27,529	28,169	27,711	29,204	32,955	240,427
Loss from operations	(27,426)	(16,143)	(25,516)	(28,741)	(32,898)	(224,853)
Interest expense	(467)	(323)	(209)	(250)	(278)	(3,170)
Interest income	3,002	1,682	1,905	3,282	5,569	31,994
Sublease income	565	67	—	—	—	632
Other income (expense), net	70	21	(103)	(65)	(132)	(134)
Net loss	$ (24,256)	$ (14,696)	$ (23,923)	$ (25,774)	$ (27,739)	$(195,531)
Basic and diluted net loss per common share	$ (1.03)	$ (0.71)	$ (1.17)	$ (1.28)	$ (1.38)	
Shares used in basic and diluted net loss per common share calculation	23,509,378	20,624,229	20,362,155	20,149,214	20,080,998	

Balance Sheet Data: *(in thousands)*	Year Ended December 31,				
	2006	2005	2004	2003	2002
Cash, cash equivalents, available-for-sale securities, and restricted investments	$ 70,768	$ 70,388	$ 76,218	$ 98,878	$ 119,224
Working capital	59,467	59,649	63,873	86,051	107,398
Total assets	75,017	76,264	90,507	116,595	140,686
Long-term obligations	1,570	9,282	9,064	10,592	8,852
Deficit accumulated during development stage	(195,531)	(171,275)	(156,579)	(132,656)	(106,882)
Stockholders' equity	63,477	65,464	79,875	103,886	130,057

(1) See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview" for a description of our assignment of rights to Genzyme Corporation, resulting in the generation of $12.0 million of revenue.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Avigen's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed herein and in "Item 1A - Risk Factors."

Overview

Avigen is a biopharmaceutical company focused on developing and commercializing small molecule therapeutics and biologics to treat serious neurological and neuromuscular disorders. Our current lead product candidates primarily address spasticity and neuromuscular spasm and neuropathic pain. Our goal is to retain rights to commercialize our products in North America and therefore we expect, when appropriate, to build a sales and marketing infrastructure. We intend to seek to out-license rights to develop and market our products outside the United States. We also intend to continue to look for opportunities to expand our pipeline of compounds through a combination of internal research, acquisitions, and in-licensing as appropriate.

In January 2006, we acquired exclusive license rights to develop and commercialize proprietary formulations of the compound tolperisone, which we have named AV650, for the North American market. These rights include relevant patent filings, as well as clinical data held by SDI Diagnostics International LTD, a division of Sanochemia Pharmazeutika AG, or Sanochemia, relating to AV650. Under the terms of the agreement, we made an upfront payment of $3.0 million and are required to make additional payments to Sanochemia based on the parties' achievement of clinical and regulatory product development milestones, and following regulatory approval, the sales of AV650.

In May 2006, we completed a private placement of common stock with institutional investors for gross proceeds of $21.2 million. Under the terms of the transaction Avigen sold approximately 3.9 million shares of common stock at a purchase price of $5.37 per share. The transaction did not include any warrants or other enhancements.

During the second half of 2006, we initiated multiple clinical trials in the U.S. and Australia for compounds within our development portfolio. This led to an increase in operating expenses during the period. Our product development plans include our intention to initiate additional clinical trials to establish efficacy as well as document additional pharmacological data that will be used to improve our design of larger future trials, as well as, if approved, to provide additional information that physicians and patients could utilize to optimize their treatment and care.

Prior to 2003, Avigen focused exclusively on building a product development portfolio of DNA-based drug delivery technologies based primarily on adeno-associated virus, or AAV, vectors we developed. Our efforts included significant investment in early stage research in the field of gene therapy, which led to our filing of three separate INDs and our initiation of three corresponding phase I or phase I/II clinical trials. In 2003, we began to pursue the development of non-gene therapy products to diversify our portfolio, which is now our focus. In December 2005, we entered into an agreement with Genzyme Corporation, whereby we assigned to Genzyme our rights to certain AAV-related intellectual property, our gene therapy clinical trial programs for Parkinson's disease and hemophilia, AAV-related contracts, and the use of previously manufactured clinical-grade vector materials. Under the terms of the agreement, we received a $12.0 million payment and could receive additional development milestones, sublicensing fees and royalty payments based on the successful development of products by Genzyme utilizing technologies previously developed by us. In addition, if Genzyme fails to diligently pursue the commercialization or marketing of products using the assigned technology, as specified in the agreement, certain of the rights we assigned could revert back to Avigen at a future date.

From 2000 through 2004, we were party to a collaboration agreement with Bayer Corporation to develop a gene therapy product for hemophilia. In 2003, Bayer paid us $2.5 million to support our development of the product candidate. That payment was originally recorded as deferred revenue and was scheduled to be recognized ratably as revenue over the estimated five-year development period associated with the product. In May 2004, we suspended the related clinical trial and other development activities, and accelerated the recognition of the remaining portion of deferred revenue. We have terminated the collaboration agreement with Bayer and do not expect to receive any additional payments from Bayer associated with similar gene therapy activities.

We are a development stage company and have primarily supported the financial needs of our research and development activities since our inception through public offerings and private placements of our equity securities. We have not received any revenue from the sale of our products in development, and we do not anticipate generating revenue from the sale of products in the foreseeable future. As a result, we expect that we will need to obtain additional funding to support the anticipated future needs of our research and development activities, including the costs to complete clinical trials. We expect our source of revenue, if any, for the next several years to consist of payments under collaborative arrangements with third parties, government grants, and non-gene therapy-related license fees. We have incurred losses since our inception and expect to incur substantial losses over the next several years due to lack of any substantial revenue and the continuation of our ongoing and planned research and development efforts, including preclinical studies and clinical trials. There can be no assurance that we will successfully develop, commercialize, manufacture, or market our product candidates or ever achieve or sustain product revenue for profitability. At December 31, 2006 we had an accumulated deficit of $195.5 million and cash, cash equivalents, available-for-sale securities, and restricted investments of approximately $70.8 million. We believe that our capital resources at December 31, 2006, will be adequate to fund our operating needs for approximately the next two to three years.

Critical Accounting Policies and Significant Judgments and Estimates

Our financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to revenue recognition, valuation of investments in financial instruments, impairment of property and equipment, and recognition of research and development expenses. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described under Note 1 in the Notes to our Financial Statements, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Revenue recognition

We recognize revenue when the four basic criteria for revenue recognition as described in SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured.

We recognize non-refundable license or assignment fees, including development milestone payments associated with license or assignment agreements, for which we have no further significant performance obligations and no continuing involvement requirements related to product development, on the earlier of the dates on when the payments are received or when collection is assured. For example, in 2005, we received a $12.0 million payment under the terms of our agreement with Genzyme. We recognized the payment as revenue, since we concluded that as of December 31, 2005, we did not have any significant future performance obligations under the agreement.

We recognize revenue associated with up-front license, technology access and research and development funding payments under collaborative agreements ratably over the relevant periods specified in the agreements, generally the development phase. This development phase can be defined as a specified period of time, however, in certain cases, the collaborative agreement specifies a development phase that culminates with milestone objectives but does not have a fixed date and requires us to estimate the time period over which to recognize this revenue. Our estimated time periods are based on management's estimate of the time required to achieve a particular development milestone considering the projected level of effort and current stage of development. If our estimate of the development-phase time period changes, the amount of revenue we recognize related to up-front payments for a given period will accelerate or decrease accordingly. For example, in March 2003, we received a $2.5 million payment from Bayer under the terms of a collaboration agreement for a gene therapy product candidate for hemophilia. The revenue associated with the payment was being recognized ratably over the development phase, which was initially estimated to be five years. In May 2004, we suspended subject enrollment in the phase I clinical trial for this product candidate and, as a result, ended the development phase for this product candidate and recognized as revenue $2.0 million, constituting the portion of the $2.5 million payment not previously recognized as revenue.

Valuation of investments in financial instruments

We carry investments in financial instruments at fair value with unrealized gains and losses included in accumulated other comprehensive income or loss in stockholders' equity. Our investment portfolio does not include equity securities or derivative financial instruments that could subject us to material market risk; however, we do invest in corporate obligations that subject us to varying levels of credit risk. Management assesses whether declines in the fair value of investment securities are other-than-temporary. If a decline in fair value of a financial instrument is judged to be other-than-temporary, the cost basis of the individual security is written down to fair value and the amount of the write down is included in earnings. In determining whether a decline is other-than-temporary, management considers:

- the length of time and the extent to which the market value of the security has been less than cost;
- the financial condition and near-term prospects of the issuer; and
- our intention and ability to retain our investment in the issuer for a period of time sufficient to allow for any anticipated recovery in market value, which could be until maturity.

The determination of whether a decline in fair value is other-than-temporary requires significant judgment, and could have a material impact on our balance sheet and results of operations. We have not had any write-downs for other-than-temporary declines in the fair value of our financial instruments since our inception.

In addition, when management commits to holding individual securities until maturity in order to avoid the recognition of an other-than-temporary impairment, those securities would no longer be classified as available-for-sale. In addition, management would evaluate these securities to determine whether the security, based on the remaining duration until its scheduled maturity, should be identified as a current or long-term asset. As of December 31, 2006, management had not designated any individual securities as held-to-maturity for the purposes of avoiding an other-than-temporary impairment.

Impairment of property and equipment and asset retirement obligation

We have invested significant amounts on construction for improvements to leased facilities we use for our research and development activities, with the largest portion of our spending made to modify manufacturing facilities that are intended to comply with requirements of government mandated manufacturing rules for pharmaceutical production. Management assesses whether the carrying value of long-lived assets is impaired whenever events or changes in circumstances indicate that the asset may not be fully recoverable. We recognize an impairment loss when the total of the estimated future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying value or appraised value, as appropriate. If we judge the value of our long-lived assets to be impaired, we write down the cost basis of the property and equipment to fair value and include the amount of the write down in net loss from operations. In determining whether the value of our property and equipment is impaired, management considers:

- failure of manufacturing facilities and equipment to comply with government mandated policies and procedures;
- failure of the product candidates for which the manufacturing facilities have been constructed to receive regulatory approval; and
- the extent that facilities could be idled or abandoned due to a decrease in the scope of our research and development activities for an other-than-temporary period, resulting in excess capacity.

The determination of whether the value of our property and equipment is impaired requires significant judgment, and could have a material impact on our balance sheet and results of operations. In 2005, we determined that the scope of our research and development activities had changed such that we would not effectively utilize certain portions of our leased facilities that had been designed to support our gene therapy programs. After considering alternative uses for these spaces, we decided it was not cost effective to re-engineer the rooms representing approximately 40,000 square feet of manufacturing, laboratory, and office space under lease through May 2008 and approximately 11,000 square feet of similar space we have under lease through November 2010. We determined that we would maximize our potential cost savings by subleasing the properties. Based on market conditions for rental property at the time of the evaluation, and our subsequent completion of sublease agreements for approximately 26,000 square feet, we do not expect to fully recover the value invested in leasehold improvements and equipment. Therefore, we reduced our net carrying value for these assets to their current fair value at the time of the evaluation, resulting in impairment losses for the year ended December 31, 2005 of approximately $6.1 million. In order to evaluate the sensitivity of the fair value calculations on the impairment tests, we applied a hypothetical 10% increase to the expected future cash flows underlying the fair value calculation. This hypothetical increase still resulted in fair values that were less than the carrying values of the leasehold improvements and would have resulted in an impairment loss of $6.1 million. These impairment losses did not impact our cash flows and primarily represents an acceleration of depreciation charges that would have been recognized over the remaining three and five year lease periods.

Under the terms of our building lease that expires in May 2008, we may be required, at our landlord's sole discretion, to remove, reconfigure or otherwise alter some improvements we have made to the facility. We determine the fair value of asset retirement obligations based on our assessment of a range of possible settlement dates and amounts. Considerable management judgment is required in estimating these obligations. Important assumptions include estimates of retirement costs, the timing of the future retirement activities, and the likelihood of retirement provisions being enforced. Changes in these assumptions based on future information could result in adjustments to estimated liabilities. This obligation existed in prior years, but was not considered material to our financial statements. As a result of a change in estimate in December 2006, we remeasured the fair value of this contingent asset retirement obligation and recognized a liability for $450,000. In order to evaluate the sensitivity of the fair value calculations in measuring the obligation, we applied a hypothetical 10% increase to the expected future costs underlying the fair value calculation. This hypothetical increase would have caused a comparable increase in the retirement charge. The recognition of this liability would have resulted in an adjustment to the carrying value of the underlying long-lived assets. However, in June 2005, these leasehold improvements were determined to be impaired and written-off with a charge to our net loss. See Note 4 in the Notes to our Financial Statements. Since there is no carrying value of the underlying assets at December 31, 2006, the recognition of our asset retirement obligation resulted in an additional charge in 2006 to impairment loss related to long-lived assets. Upon settlement of the obligation, we will recognize any difference between the cost to retire the asset and the liability recorded as an increase or decrease to operating expenses in our statement of operations in the year of settlement.

Recognition of Research and Development Expenses

Research and development expenses consist of expenses incurred in performing research and development activities including related salaries and benefits, facilities and other overhead costs, clinical trial and related drug product costs, contract services and other outside service expenses. We charge research and development expenses to operating expense in the period incurred. These expenses consist of costs incurred for our independent, as well as our collaborative, research and development activities.

Pursuant to management's assessment of the services that have been performed on clinical trials and other contracts, we recognize expenses as the services are provided. Several of our contracts extend across multiple reporting periods. Management assessments include, but are not limited to, an evaluation by the project manager of the work that has been completed during the period, measurement of progress prepared internally, estimates of incurred costs by the third-party service providers, and management's judgment. The determination of the percentage of work completed that determines the amount of research and development expense that should be recognized in a given period requires significant judgment, and could have a material impact on our balance sheet and results of operations. These estimated expenses may or may not match the actual fees billed by the service providers as determined by actual work completed. We monitor service provider activities to the extent possible; however, if we underestimate activity levels associated with various studies at a given point in time, we could record significant research and development expenses in future reporting periods.

Share-based compensation expense

Effective January 1, 2006, we adopted FASB Statement 123(R), ("FAS 123(R)"), "Share-Based Payment," using the modified prospective transition method, and recognize share-based compensation expense based on the grant-date fair value of share-based awards in the results of our operations. For awards that were granted but not yet vested prior to January 1, 2006, we calculate the share-based compensation expense using the same estimate of grant-date fair value previously disclosed under FAS 123 in a pro forma manner. Fair value methods require management to make several assumptions, the most significant of which are the selection of a fair value model, stock price volatility and the expected average life of an option. We have available data of all grant-by-grant historical activity for stock options we have granted that we use in developing some of our assumptions. We use the Black-Scholes method to value stock options. We estimate the expected average life of options granted based on historic behavior of our option holders and we estimate the volatility of our common stock at the date of grant based on the historical volatility of our common stock. The assumptions we use in calculating the fair value of our share-based awards represent our best estimates, but these estimates involve inherent uncertainties and the application of management judgment. In addition, FAS 123(R) requires we estimate forfeitures at the time of grant and only recognize expense for the portion of awards that are expected to vest. Our estimate of the forfeiture rate is based on historical experience of our share-based awards that are granted, exercised and cancelled.

If factors change and we use different assumptions for calculating fair value of our share-based awards, or if our actual forfeiture rate is materially different from our estimate, our share-based compensation expense could be materially different in future periods.

Results of Operations

Revenue

	Year Ended December 31,		
(In thousands, except percentages)	**2006**	**2005**	**2004**
Revenue	$ 103	$ 12,026	$ 2,195
Percentage (decrease) increase over prior period	(99%)	448%	

Revenue in 2006 represented the $103,000 payments from our participation with the University of Colorado on a grant that was funded by the National Institutes of Health. Revenue in 2005 primarily reflected the $12.0 million payment received in connection with our December 2005 agreement with Genzyme Corporation. Revenues in 2004 primarily included the acceleration of deferred revenue associated with the termination of our gene therapy collaboration with Bayer Corporation for hemophilia.

Total revenue also included research license fees of $0, $22,500 and $64,500 during 2006, 2005 and 2004, respectively, and royalty revenue of $0, $3,200 and $5,800 during 2006, 2005 and 2004, respectively. These revenues were associated with research license agreements and a single royalty license related to our gene therapy technologies. As a result of the assignment of our gene therapy assets to Genzyme, we are no longer a direct party to most of the license or collaboration agreements that gave rise to the revenues prior to 2006. As a result, we do not expect any significant revenues for the foreseeable future and that such revenues, if any, will consist solely of payments that may be received in connection with other non-gene-therapy related activities.

Research and Development Expenses

As a result of organizational changes made in 2005, our current operations allow us to better use external resources to optimize the pace and cost of development of our product candidates. These changes included a reduction of our headcount and the sublease of a portion of our operating facilities in the second half of 2005. As a result, our current business model reduces our exposure to fixed costs for manufacturing staff and facilities and gives us more control over the strategic timing and application of our resources.

Our research and development expenses can be divided into two primary functions, costs to support research and preclinical development and costs to support preparation for and implementation of human clinical trials. Research and preclinical development costs include activities associated with general research and exploration, animal studies, production of drug substances for use by external collaborators in general research and exploration, development of processes to translate research achievements into commercial scale capabilities, and in-house and independent third-party validation testing of potential acquisition or in-license drug candidates. Clinical development costs include activities associated with preparing for regulatory approvals, maintaining regulated and controlled processes, manufacturing drug substances for use in human clinical trials, and supporting subject enrollment and subject administration within clinical trials.

At December 31, 2006, the staff count associated with our current research and development activities, which focus on our portfolio of small molecule candidates for the treatment of serious neurological and neuromuscular disorders, was 21, compared to 20 and 45 at December 31, 2005 and 2004, respectively.

The costs associated with these two primary functions of our research and development activities approximate the following (in thousands, except percentages):

	Year Ended December 31,		Percentage increase 2006 over 2005	Year Ended December 31,	Percentage decrease 2005 over 2004
	2006	2005		2004	
Research and preclinical development	$10,455	$ 9,350	12%	$12,612	(26%)
Clinical development	4,765	4,425	8%	6,732	(34%)
Total research and development expenses	$15,219	$13,775	10%	$19,344	(29%)

Because a significant percentage of our research and development resources are dedicated to activities that focus on broad methods and mechanisms that may be used in multiple product applications, including production and administration techniques, the majority of our costs are not directly attributed to individual development programs. Decisions regarding our project management and resource allocation are primarily based on interpretations of scientific data, rather than cost allocations. Our estimates of costs between research and preclinical development and clinical development are primarily based on staffing roles within our research and development departments. As such, costs allocated to specific projects may not necessarily reflect the actual costs of those efforts and, therefore, we do not generally evaluate actual costs-incurred information on a project-by-project basis. In addition, we are unable to estimate the future costs to completion for any specific projects.

As of December 31, 2006, we revised the estimated depreciable life on certain leasehold improvements with a remaining carrying value of $1.2 million. As a result of this change, we expect to depreciate the remaining carrying value of these assets over the estimated remaining term on our underlying building operating lease, which expires in May 2008. We expect this change in estimate to increase our research and preclinical development depreciation expense by $0.5 million and $0.2 million in 2007 and 2008, respectively.

Research and preclinical development

(In thousands, except percentages)	Year Ended December 31,		Percentage (decrease) increase 2006 over 2005	Year Ended December 31,	Percentage decrease 2005 over 2004
	2006	2005		2004	
Personnel-related	$ 1,891	$3,502	(46%)	$ 5,296	(34%)
Share-based compensation	382	—	Na	—	na
External research and development	3,955	1,234	220%	1,699	(27%)
Depreciation	1,075	1,423	(24%)	1,933	(26%)
Other expenses including facilities overhead	3,152	3,191	(1%)	3,684	(13%)
Total research and preclinical development expenses	$10,455	$9,350	12%	$12,612	(26%)

Comparison of Years Ended December 31, 2006 and 2005. The increases in our total research and preclinical development expenses for the year ended December 31, 2006, compared to 2005, of $1.1 million, were primarily due to changes in costs for the following:

- $2.7 million higher expenditures for external research and development services from third-party service providers, primarily related to an increase in external preclinical animal studies and scientific consulting work to support the progress of our lead product candidates, AV411 and AV650, as both programs transition into a clinical development phase, and
- the recognition of approximately $382,000, in non-cash expense for share-based compensation in compliance with FAS 123(R) adopted January 1, 2006,

partially offset by,

- $1.6 million lower personnel-related expenses, reflecting a significantly lower average staff level in 2006 as a result of a staff reduction initiated in August 2005, partially offset by higher average salaries in 2006, and
- $0.4 million lower depreciation expenses, primarily as a result of the impairment charges for leasehold improvements and equipment that we recognized in 2005.

Comparison of Years Ended December 31, 2005 and 2004. The decreases in our total research and preclinical development expenses for the year ended December 31, 2005, compared to 2004, of $3.3 million, were primarily due to changes in costs for the following:

- $1.8 million lower personnel-related expenses, reflecting a significantly lower average staff level in 2005 as a result of staff reductions initiated in July 2004 and August 2005, partially offset by higher average salaries and higher severance expense in 2005,
- $0.5 million lower expenditures for external research and development services from third-party collaborators associated with our preclinical animal studies, primarily as a result of our completion of significant preclinical work with Parkinson's disease in 2004 as it transitioned into a clinical development phase,
- $0.5 million lower depreciation expenses, primarily as a result of the impairment charges for leasehold improvements and equipment that we recognized in 2005, and
- $0.5 million lower other expenses including facilities overhead, primarily reflecting a decrease in the amounts of materials consumed in 2005 compared to the previous year to produce AAV vectors and support our other on-going research activities in response to changes in our strategic direction which reduced our focus on AAV-based projects, and the general impact of our lower staff levels due to the staff reductions noted above.

Clinical development

(In thousands, except percentages)	Year Ended December 31, 2006	Year Ended December 31, 2005	Percentage (decrease) increase 2006 over 2005	Year Ended December 31, 2004	Percentage decrease 2005 over 2004
Personnel-related	$ 1,357	$ 1,403	(3%)	$ 2,475	(43%)
Share-based compensation	169	—	na	—	na
External clinical development	2,819	737	282%	1,123	(34%)
Depreciation	—	841	(100%)	1,337	(37%)
Other expenses including facilities overhead	420	1,443	(71%)	1,797	(20%)
Total clinical development expenses	$ 4,765	$ 4,425	8%	$ 6,732	(34%)

Comparison of Years Ended December 31, 2006 and 2005. The increase in our total clinical development expenses for the year ended December 31, 2006, compared to 2005, of $340,000, were primarily due to changes in costs for the following:

- $2.1 million higher expenditures for external clinical development services from third-party suppliers, associated with the preparation and initiation of clinical trials for AV650 and AV411 in 2006 compared to the level of services incurred in connection with our gene therapy trials in 2005, and
- the recognition of approximately $169,000 in non-cash expense for share-based compensation in compliance with FAS 123(R) adopted January 1, 2006,

partially offset by,

- $1.0 million lower other expenses including facilities overhead, primarily reflecting a decrease in the amount of square footage of the facilities used to support our clinical development and manufacturing activities which have primarily been subleased, and
- no depreciation expenses in 2006, compared to depreciation expenses of $841,000 in 2005, primarily as a result of the impairment charges for leasehold improvements and equipment that were associated with our manufacturing facilities that we recognized in 2005.

Comparison of Years Ended December 31, 2005 and 2004. The decreases in our total clinical development expenses for the year ended December 31, 2005, compared to 2004, of $2.3 million, were primarily due to changes in costs for the following:

- $1.1 million lower personnel-related expenses, reflecting a significantly lower average staff level in 2005 as a result of staff reductions in July 2004 and August 2005 and lower severance-related costs in 2005, partially offset by higher average salaries in 2005,
- $0.4 million lower expenditures for external clinical development services from third-party suppliers, associated with recruiting and treating subjects in our clinical trials, primarily as a result of the irregular pace of recruitment we experienced in our gene therapy trial for Parkinson's disease,
- $0.5 million lower depreciation expenses, primarily as a result of the impairment charges for leasehold improvements and equipment that we recognized in 2005, and
- $0.3 million lower other expenses, primarily due to a decrease in the amounts of materials consumed in 2005 compared to the prior year in connection with the production of clinical-grade AAV vectors to support the needs of our clinical trials, and a decrease in other costs associated with our transition out of gene-therapy related activities.

Total research and development expenses for 2006 were within management's expectations. If we are successful in our efforts to develop our product candidates, including the costs of supporting multiple clinical trials in 2007 and thereafter, we expect our total research and development spending in future periods to rise.

General and Administrative Expenses

(In thousands, except percentages)	Year Ended December 31, 2006	Year Ended December 31, 2005	Percentage increase (decrease) 2006 over 2005	Year Ended December 31, 2004	Percentage increase (decrease) 2005 over 2004
Personnel-related	$ 3,166	$ 3,434	(8%)	$ 3,162	9%
Share-based compensation	944	—	na	—	na
Severance	288	22	1209%	1,022	(98%)
Legal and professional fees	1,793	2,219	(19%)	1,450	53%
Facilities, depreciation and other allocated expenses	2,669	2,589	3%	2,733	(5%)
Total general and administrative expenses	$ 8,860	$ 8,264	7%	$ 8,367	(1%)

Comparison of the Years Ended December 31, 2006 and 2005. The increase of $597,000 in our general and administrative expenses in 2006, compared to 2005, was primarily due to changes in costs for the following:

- the recognition of approximately $944,000 in non-cash expense for share-based compensation in compliance with FAS 123(R) adopted January 1, 2006, and
- $0.3 million higher severance expenses largely associated with the resignation of our former CFO in January 2006,

partially offset by,

- $0.4 million lower legal and professional fees, primarily associated with patent filings and business contracts, and
- $0.3 million lower personnel-related expenses, reflecting a lower average staff level in 2006, partially offset by higher average salaries during the year.

Comparison of the Years Ended December 31, 2005 and 2004. The decrease of $103,000 in our general and administrative expenses in 2005, compared to 2004, was primarily due to changes in costs for the following:

- $1.0 million lower severance expenses largely due to the resignation of our former CEO in March 2004, and
- $0.1 million lower facilities, depreciation and other allocated expenses,

almost entirely offset by,

- $0.8 million higher legal and professional fees, primarily related to an increase in costs associated with being a public company and increased use of third-party business consultants, and
- $0.2 million higher personnel-related expenses, reflecting higher average salaries and bonuses in 2005, partially offset by a slightly lower staff level during the year.

We expect our current level of general and administrative expenses to continue in 2007. However, if we are successful in our efforts to develop our product candidates, we expect general and administrative spending levels may increase to connection with the changing needs of the company.

Impairment Loss Related to Long-Lived Assets

	Year Ended December 31,		
(In thousands)	**2006**	**2005**	**2004**
Impairment loss related to long-lived assets	$450	$6,130	$—

In connection with the organizational and structural changes initiated in 2005, we determined that our future operations would not require the full capacity of our leased facilities, and we began to pursue potential cost savings through a sublease. We determined that we would not recover fully the costs of our investment in leasehold improvements to the building and recorded an impairment charge of $6.1 million in 2005, to reduce the carrying value of certain leasehold improvements and equipment to zero. This amount did not impact our cash flows in 2005. In 2006, we recognized a contingent asset retirement obligation associated with certain leasehold improvements which we determined to be impaired in 2005. Since the carrying value for these assets had been reduced to zero, the recognition of the liability resulted in an additional impairment loss related to long-lived assets in 2006. This loss was not disclosed in our press release dated February 7, 2007, because at the time of our press release we were not aware we needed to make this adjustment. We did not recognize any impairments to our long-lived assets in 2004.

In-license Fees

(In thousands)	2006	2005	2004
	Year Ended December 31,		
In-license fees	$3,000	$—	$—

In January 2006, we entered into a license agreement and paid Sanochemia a fee of $3.0 million as consideration for an exclusive license to develop and commercialize proprietary formulations of the compound tolperisone, which we have named AV650, for the North American market. We did not enter into any in-license agreements in 2005 or 2004.

Interest Expense

(In thousands, except percentages)	2006	2005	2004
	Year Ended December 31,		
Interest expense	$467	$323	$209
Percentage increase over prior period	45%	55%	

The increase in our interest expense between 2006 and 2004 reflects a rise in the average annual rate of interest charged during this period on our line of credit, which bears interest at a floating rate based on the London-Inter-Bank Offered Rate, and is reset in three- or six-month increments. The outstanding balance of our loan payable had been $8.0 million during 2006, 2005, and 2004.

Interest Income

(In thousands, except percentages)	2006	2005	2004
	Year Ended December 31,		
Interest income	$3,002	$1,682	$1,905
Percentage increase (decrease) over prior period	78%	(12%)	

Almost all of our interest income is generated from our investments in high-grade marketable securities of government and corporate debt. The increase in interest income between 2006 and 2005 was primarily due to the higher average outstanding balance of our total portfolio during the year, reflecting the $12 million received from Genzyme Corporation in December 2005 and the $19.4 million net proceeds from the private placement completed in May 2006, as well as the increase in average yield earned on the portfolio. The decline in interest income between 2005 and 2004 was primarily due to the lower average outstanding balance of the portfolio during 2005, due to the use of such resources to fund our on-going operations during the year, partially offset by a higher average yield.

Sublease Income

(In thousands)	2006	2005	2004
	Year Ended December 31,		
Sublease income	$565	$67	$—

As of December 2005, we subleased approximately 26,250 square feet of our aggregate facilities in two buildings to two separate corporate tenants not affiliated with Avigen. We will recognize remaining contractual, sublease income of $1.5 million ratably over the remaining terms of the leases, which expire in May 2008 and November 2010.

Recently Issued Accounting Standards

See Note 1, "Summary of Significant Accounting Policies - *New Accounting Pronouncements,*" in the Notes to Consolidated Financial Statements for a discussion of recent accounting pronouncements and their effect, if any, on Avigen, which discussion is incorporated by reference here.

Deferred Income Tax Assets

In accordance with FAS 109, *"Accounting for Income Taxes,"* which is described in the Notes to our Financial Statements, we have calculated a deferred tax asset based on the potential future tax benefit we may be able to realize in future periods as a result of the significant tax losses experienced since our inception. However, the value of such deferred tax asset must be calculated using the tax rates expected to apply to the taxable income in the years in which such income occurs. Since we have no history of earnings, and cannot reliably predict when we might create taxable income, if at all, we have recorded a valuation allowance for the full amount of our calculated deferred tax asset.

Liquidity and Capital Resources

Since our inception in 1992, cash expenditures have significantly exceeded our revenue. We have funded our operations primarily through public offerings and private placements of our equity securities. Between May 1996, the date of our initial public offering, and December 2006, we raised $207 million from private placements and public offerings of our common stock and warrants to purchase our common stock.

In May 2006, we completed a private placement of common stock with institutional investors, raising approximately $19.4 million in net proceeds. The transaction represented the sale of approximately 3.9 million shares of common stock at a purchase price of $5.37 per share. There were no warrants or other enhancements included in the transaction.

In addition to funding our operations through sales of our common stock, in March 2003, we received $2.5 million in research support from Bayer Corporation in connection with our collaboration on a gene therapy product for hemophilia, and in December 2005, we received a $12.0 million payment from Genzyme Corporation in connection with the assignment of rights to most of our previously developed AAV-based intellectual property, certain clinical trials and other gene therapy assets.

We have also attempted to contain costs and reduce cash flow by renting facilities, subleasing facilities no longer critical to our future operations, contracting with third parties to conduct research and development and using consultants, where appropriate. We expect to incur additional future expenses, resulting in significant additional cash expenditures, as we continue our research and development activities, including our efforts to develop, manufacture, and commercialize our current drug candidates, expand our product portfolio with additional development candidates through internal research, acquisition or in-licensing, and undertake additional preclinical studies and clinical trials of our product candidates. We also expect to incur substantial additional expenses relating to the filing, prosecution, maintenance, defense and enforcement of patent and other intellectual property claims.

At December 31, 2006, we had cash, cash equivalents, available-for-sale securities and restricted investments, of approximately $70.8 million, compared to approximately $70.4 million at December 31, 2005 and $76.2 million at December 31, 2004. At December 31, 2006, 2005 and 2004, $10.4 million, $10.4 million and $11.9 million, respectively, of our investment portfolio were pledged to secure certain current and long-term liabilities. At December 31, 2006, 2005 and 2004, the portion of our investment portfolio pledged as collateral, which we refer to as restricted investments, includes $10.0 million for our line of credit and approximately $428,000 for letters of credit which serve as security deposits on one of our building leases. The classification of $8.0 million of these restricted investments as current assets at December 31, 2006 results from the classifications of the related loan payable, which is due in June of 2007, as a current liability. Since the remaining liabilities represent deposits that are associated with our building leases which are not scheduled to expire in less than twelve months, the remaining restricted investments are classified as long term. The reduction of $1.5 million in total restricted investments between 2005 and 2004 was directly associated with our final payoff of previously collateralized equipment operating leases in December 31, 2005, which removed the need for the pledged investments. Our restricted investments would not be considered a current source of additional liquidity.

Operating Activities. Net cash used for operating activities was $20.4 million for 2006 compared to $6.0 million for 2005. The 2006 amount includes the payment of $3.0 million during the year to Sanochemia in connection with our in-license agreement for AV650. The 2005 amount includes the receipt of $12.0 million in connection with our transaction with Genzyme. The remainder of the cash we used in operating activities for both years was primarily used to support our internal research and development activities, as well as preclinical studies and clinical trials performed by third parties, and general and administrative expenses.

Net cash used for operating activities in 2005 was $6.0 million compared to $21.8 million for 2004. In addition to the impact of the Genzyme payment in 2005, the remaining decrease in cash used for operating activities in 2005 when compared to 2004 was due to lower expenditures during the year to support our research and development activities, including preclinical studies and clinical trials performed by third parties, and a reduction in the resources used to evaluate potential in-license product opportunities. The level of cash used in operating activities during 2006 and 2005 were in line with management's expectations.

Investing and Financing Activities. Net cash used in investing activities in 2006 was $9.7 million, which consisted primarily of purchases of available-for-sale securities, net of sales and maturities, compared to net cash provided by investing activities in 2005 of $14.1 million, which consisted primarily of sales and maturities of available-for-sale securities, net of purchases, and the reduction in restricted investments. Net cash provided by financing activities in 2006 and 2005 was $20.4 million and $286,000, respectively, and consisted of $19.4 million of net proceeds from the private placement of out common stock to institutional investors in May 2006, as well as proceeds from the exercise of stock options during both years.

Net cash provided by investing and financing activities in 2004 was $22.1 million and $512,000, respectively. The cash provided by investing activities consisted primarily of sales and maturities of available-for-sale securities, net of purchases, offset to a small degree by purchases of property and equipment. Net cash provided by financing activities consisted of proceeds from the exercise of stock options and warrants during the year.

The timing of and amounts realized from the exercise of previously issued stock options and warrants are determined by the decisions of the respective option and warrant holders, and are not controlled by us. Therefore, funds received from exercises of stock options and warrants in past periods should not be considered an indication of additional funds to be received in future periods.

During 2005, we completed sublease agreements for approximately 26,250 square feet of our leased facilities, or 23 percent, in order to reduce our future lease obligations. We believe that the sum of scheduled sublease income and related reimbursement of operating costs associated with the portion of our facilities that are subleased will approximate $2.7 million over the remaining lease terms, which are described below.

The following are contractual commitments at December 31, 2006 associated with debt obligations, lease obligations net of sublease income, and contractual commitments to fund third-party research (in thousands):

		Payments Due by Period		
Contractual Commitment	**Total**	**Less than 1 year**	**2-3 years**	**4-5 years**
Operating leases	$ 7,717	$ 2,543	$3,631	$1,543
Sublease income	(1,457)	(574)	(645)	(238)
Net operating leases	6,260	1,969	2,986	1,305
Revolving line of credit	8,000	8,000	—	—
Research funding for third-parties	3,766	3,766	—	—
Total	$18,026	$13,735	$2,986	$1,305

Our revolving line of credit is scheduled to expire on June 1, 2007, at which point a balloon payment of outstanding principal is due. The debt instrument bears interest at a floating rate based on the London Inter-Bank Offered Rate, which is reset in three- or six-month increments based on the date of each original drawdown, until expiration. As of December 31, 2006 and 2005, the average annual rate of interest charged on the borrowing was approximately 5.95% and 4.97%, respectively. Also under the terms of this agreement, we pledged a portion of our portfolio of available for sale securities as collateral and have identified the amount of the pledged securities as restricted investments on our balance sheets. The amount of the pledged securities is equal to the amount of utilized borrowing capacity on the line of credit. At December 31, 2006, we had borrowed $8.0 million from the line of credit and had reserved the remaining $2.0 million in borrowing capacity to secure a letter of credit in connection with the property lease entered into in November 2000. As a result, at December 31, 2006, we have no more borrowing capacity under this facility.

Our current office and facility includes approximately 112,500 square feet of space. Of this, approximately 45,000 square feet of space is leased through May 2008 and approximately 67,500 square feet of space is leased through November 2010. As of December 2006, we subleased approximately 26,250 square feet of our aggregate facilities in both buildings to two separate corporate tenants not affiliated with Avigen. We will recognize the remaining contractual, sublease income of $1.5 million ratably over the remaining terms of the leases, which expire in May 2008 and November 2010. Payments scheduled under these lease commitments and sublease agreements are included in the table above under operating leases and sublease income.

Under the terms of our building lease that expires in May 2008, we may be required, at our landlord's sole discretion, to remove, reconfigure or otherwise alter some improvements we have made to the facility. If the landlord requires us to do so, this would impact our cash flows in future periods. As discussed above in "Critical Accounting Policies and Significant Judgments and Estimates – Impairment of property and equipment and asset retirement obligation," we remeasured the fair value of this contingent asset retirement obligation as of December 31, 2006 and recognized a liability of $450,000.

We enter into commitments to fund collaborative research and clinical work performed by third parties. While these contracts are cancelable by either party, we expect the research studies and clinical work to be completed as defined in the terms of the agreements, and all amounts paid when due. Payments scheduled to be made under these contracts are included in the table above under research funding for third-parties.

We believe we will continue to require substantial additional funding in order to complete the research and development activities currently contemplated and to commercialize our product candidates. We believe that by keeping our staff level low and continuing to consolidate our operations and sublease additional portions of our current facilities, and with the proceeds provided by the private placement in May 2006, our financial resources at December 31, 2006 will be adequate to fund our projected operating needs for approximately two to three years. However, this forward-looking statement is based upon our current plans and assumptions regarding our future operating and capital requirements, which may change. Our future operating and capital requirements will depend on many factors, including:

- continued scientific progress in research and development programs;
- the scope and results of preclinical studies and clinical trials;
- the time and costs involved in obtaining regulatory approvals;
- the costs involved in filing, prosecuting and enforcing patents claims and other intellectual property rights;
- the costs involved in obtaining licenses to patented technologies from third-parties that may be needed to commercialize our product candidates;
- competing technological developments;
- the cost of manufacturing our product candidates for clinical trials and sales;
- the costs of sales, marketing and commercialization activities;
- how successful, if at all, we are at acquiring or in-licensing additional compounds, and the nature of the consideration we pay for acquired or in-licensed compounds; and
- other factors which may not be within our control.

We will need to obtain additional funding before we will be able to obtain regulatory approval to market our product candidates. We cannot assure our investors that we will be able to enter into financing arrangements on acceptable terms or at all. Without additional funding, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio and our long-term debt. We do not hold derivative financial investments, derivative commodity investments or other financial investments or engage in foreign currency hedging or other transactions that expose us to other market risks. None of our investments are held for trading purposes. Our investment objectives are focused on preservation of principal and liquidity. By policy, we manage our exposure to market risks by limiting investments to high quality issuers and highly liquid instruments with effective maturities of less than five years and an average aggregate portfolio duration of between one and three years. Our entire portfolio is classified as available-for-sale and, as of December 31, 2006 and 2005, consisted of 100% fixed-rate securities.

We have evaluated the risk associated with our portfolios of investments in marketable securities and have deemed this market risk to be immaterial. If market interest rates were to increase by 100 basis points, or 1%, from their December 31, 2006 levels, we estimate that the fair value of our securities portfolio would decline by approximately $613,000. Our estimated exposure at December 31, 2006 is higher than the estimated $533,000 exposure at December 31, 2005 due to the slight increase in the average maturity duration of the overall portfolio. The modeling technique used measures duration risk sensitivity to estimate the potential change in fair value arising from an immediate hypothetical shift in market rates and quantifies the ending fair market value including principal and accrued interest.

Our long-term debt includes a $10.0 million revolving line of credit due June 1, 2007, of which we have drawn down $8.0 million in cash that will need to be repaid. Interest charged on the borrowing is based on LIBOR and is reset in three- and six-month increments based on the date of each original drawdown. As of December 31, 2006, the average annual rate of interest charged on the borrowing was approximately 5.95% compared to 4.97% as of December 31, 2005.

Item 8. ***Financial Statements and Supplementary Data***

INDEX TO FINANCIAL STATEMENTS

The following financial statements are filed as part of this Report on Form 10-K. Condensed supplementary data for each of the quarters in the years ended December 31, 2006 and 2005 are set forth under Note 16 of our financial statements.

REPORT OF ODENBERG, ULLAKKO, MURANISHI & CO. LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Avigen, Inc.

We have audited the accompanying balance sheet of Avigen, Inc. (a development stage company) as of December 31, 2006, and the related statements of operations, stockholders' equity and cash flows for the year then ended and for the period from inception (October 22, 1992) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The cumulative statements of operations, stockholders' equity and cash flows for the period from inception (October 22, 1992) through December 31, 2005 were audited by other auditors. Our report, insofar as it relates to the amounts included for the period from October 22, 1992 to December 31, 2005, is based solely on the report of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements audited by us present fairly, in all material respects, the financial position of Avigen, Inc. at December 31, 2006, and the results of its operations and its cash flows for the year then ended and for the period from inception (October 22, 1992) through December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, Avigen adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised), "Share-Based Payment."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Avigen, Inc.'s internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2007 expressed an unqualified opinion thereon.

/s/ ODENBERG, ULLAKKO, MURANISHI & CO. LLP

San Francisco, California
March 14, 2007

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Avigen, Inc.

We have audited the accompanying balance sheet of Avigen, Inc. (a development stage company) as of December 31, 2005, and the related statements of operations, stockholders' equity and cash flows for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avigen, Inc. at December 31, 2005, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Palo Alto, California
March 14, 2006

AVIGEN, INC.
(a development stage company)

BALANCE SHEETS
(in thousands, except share and per share information)

	December 31, 2006	December 31, 2005
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,815	$ 11,510
Available-for-sale securities	58,525	48,450
Restricted investments – current	8,000	—
Accrued interest	652	470
Prepaid expenses and other current assets	445	737
Total current assets	69,437	61,167
Restricted investments	2,428	10,428
Property and equipment, net	2,709	3,929
Deposits and other assets	443	740
Total assets	$ 75,017	$ 76,264
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and other accrued liabilities	$ 1,137	$ 984
Accrued compensation and related expenses	833	534
Loan payable – current	8,000	—
Total current liabilities	9,970	1,518
Long-term loan payable	—	8,000
Deferred rent and other liabilities	1,570	1,282
Total liabilities	11,540	10,800
Commitments and contingencies		
Stockholders' equity:		
Preferred Stock, $0.001 par value, 5,000,000 shares authorized, none issued and outstanding in 2006 and 2005	—	—
Common Stock, $0.001 par value, 50,000,000 shares authorized, 25,116,131 and 20,907,273 shares issued and outstanding at December 31, 2006 and 2005, respectively	25	21
Additional paid-in capital	259,115	237,258
Accumulated other comprehensive loss	(132)	(540)
Deficit accumulated during development stage	(195,531)	(171,275)
Total stockholders' equity	63,477	65,464
Total liabilities and stockholders' equity	$ 75,017	$ 76,264

See accompanying notes.

AVIGEN, INC.
(a development stage company)

STATEMENTS OF OPERATIONS
(in thousands, except for share and per share information)

	Year Ended December 31,			Period from October 22, 1992 (inception) through December 31, 2006
	2006	2005	2004	
Revenue	$ 103	$ 12,026	$ 2,195	$ 15,574
Operating expenses:				
Research and development	15,219	13,775	19,344	156,499
General and administrative	8,860	8,264	8,367	69,314
Impairment loss related to long-lived assets	450	6,130	—	6,580
In-license fees	3,000	—	—	8,034
Total operating expenses	27,529	28,169	27,711	240,427
Loss from operations	(27,426)	(16,143)	(25,516)	(224,853)
Interest expense	(467)	(323)	(209)	(3,170)
Interest income	3,002	1,682	1,905	31,994
Sublease income	565	67	—	632
Other income (expense), net	70	21	(103)	(134)
Net loss	$ (24,256)	$ (14,696)	$ (23,923)	$(195,531)
Basic and diluted net loss per common share	$ (1.03)	$ (0.71)	$ (1.17)	
Shares used in basic and diluted net loss per common share calculation	23,509,378	20,624,229	20,362,155	

See accompanying notes.

AVIGEN, INC.
(a development stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY

Period from October 22, 1992 (inception) through December 31, 2006
(in thousands, except for share information)

	Preferred Stock		Common Stock		Class B Convertible Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at October 22, 1992 (inception)	—	$—	—	$—	—	$—	$ —	$—	$ —	$ —
Issuance of common stock at $.004 per share in November and December 1992	—	—	896,062	1	—	—	4	—	—	5
Issuance of common stock at $.554 per share from January to June 1993 for services rendered	—	—	20,316	—	—	—	11	—	—	11
Issuance of common stock at $.004 to $.222 per share from November 1992 to March 1993 for cash	—	—	1,003,406	1	—	—	54	—	—	55
Issuance of Class B common stock at $.004 per share in December 1992 for cash	—	—	—	—	90,293	—	1	—	—	1
Issuance of Series A preferred stock at $4.43 per share from March to June 1993 for cash (net of issuance costs of $410,900)	678,865	1	—	—	—	—	2,595	—	—	2,596
Issuance of Series A preferred stock at $3.85 per share in March 1993 for cancellation of note payable and accrued interest	68,991	—	—	—	—	—	266	—	—	266
Issuance of common stock at $.004 per share in November 1993 pursuant to antidilution rights	—	—	22,869	—	—	—	1	—	—	1
Issuance of Series A preferred stock at $4.43 per share from July to November 1993 for cash and receivable (net of issuance costs of $187,205)	418,284	—	—	—	—	—	1,665	—	—	1,665
Issuance of Series B preferred stock at $5.54 per share in March 1994 for cash (net of issuance costs of $34,968)	128,031	—	—	—	—	—	674	—	—	674
Issuance of Series C preferred stock at $4.87 per share from July 1994 to June 1995 for cash and receivables (net of issuance costs of $259,620)	739,655	1	—	—	—	—	3,344	—	—	3,345
Issuance of Series C preferred stock at $4.87 per share in June 1995 for cancellation of notes payable	35,500	—	—	—	—	—	173	—	—	173
Net loss and comprehensive loss from inception to June 30, 1995	—	—	—	—	—	—	—	—	(8,608)	(8,608)
Balance at June 30, 1995 (carried forward)	2,069,326	$ 2	1,942,653	$ 2	90,293	$—	$8,788	$—	$(8,608)	$ 184

AVIGEN, INC.
(a development stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)

Period from October 22, 1992 (inception) through December 31, 2006 (in thousands, except for share information)

	Preferred Stock		Common Stock		Class B Convertible Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at June 30, 1995 (brought forward)	2,069,326	$ 2	1,942,653	$ 2	90,293	$—	$ 8,788	$—	$ (8,608)	$ 184
Issuance of Series C preferred stock at $4.87 per share in July 1995 for cash (net of issuance costs of $26,000)	41,042	—	—	—	—	—	174	—	—	174
Issuance of Series D preferred stock at $7.09 per share from October 1995 to February 1996 for cash (net of issuance costs of $25,279)	205,351	—	—	—	—	—	1,430	—	—	1,430
Issuance of Series D preferred stock at $7.09 per share in March 1996 in settlement of accounts payable	22,574	—	—	—	—	—	160	—	—	160
Issuance of common stock at $.004 per share in March 1996 pursuant to antidilution rights	—	—	17,630	—	—	—	1	—	—	1
Issuance of stock options in February 1996 in settlement of certain accrued liabilities	—	—	—	—	—	—	137	—	—	137
Conversion of Class B common stock to common stock	—	—	231,304	1	(90,293)	—	(1)	—	—	—
Issuance of warrants to purchase common stock in connection with 1996 bridge financing in March 1996	—	—	—	—	—	—	300	—	—	300
Conversion of preferred stock to common stock in May 1996	(2,338,293)	(2)	2,355,753	2	—	—	(1)	—	—	(1)
Issuance of common stock at $8.00 per share in connection with the May 1996 initial public offering (net of issuance costs of $798,414 and underwriting discount of $1,500,000)	—	—	2,500,000	2	—	—	17,699	—	—	17,701
Proceeds from exercise of options at $0.44 per share in June 1996	—	—	6,178	—	—	—	3	—	—	3
Repurchase of common stock	—	—	(18,325)	—	—	—	(1)	—	—	(1)
Deferred compensation	—	—	—	—	—	—	164	—	—	164
Amortization of deferred compensation	—	—	—	—	—	—	(128)	—	—	(128)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(4,097)	(4,097)
Balance at June 30, 1996 (carried forward)	—	$—	7,035,193	$ 7	—	$—	$28,725	$—	$ (12,705)	$16,027

AVIGEN, INC.
(a development stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)

Period from October 22, 1992 (inception) through December 31, 2006 (in thousands, except for share information)

	Preferred Stock		Common Stock		Class B Convertible Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at June 30, 1996 (brought forward)	—	$—	7,035,193	$ 7	—	$—	$ 28,725	$—	$ (12,705)	$16,027
Issuance of common stock at $8.00 per share in July 1996 in connection with the exercise of underwriters' over-allotment option (net of underwriting discount of $150,000)	—	—	250,000	—	—	—	1,850	—	—	1,850
Proceeds from exercise of options at $0.44 to $0.71 per share	—	—	3,387	—	—	—	1	—	—	1
Amortization of deferred compensation	—	—	—	—	—	—	41	—	—	41
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(5,578)	(5,578)
Balance at June 30, 1997	—	—	7,288,580	7	—	—	30,617	—	(18,283)	12,341
Proceeds from exercise of options at $0.44 to $0.71 per share	—	—	17,278	—	—	—	10	—	—	10
Amortization of deferred compensation	—	—	—	—	—	—	41	—	—	41
Compensation expense related to options granted for services	—	—	—	—	—	—	68	—	—	68
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(8,877)	(8,877)
Balance at June 30, 1998	—	—	7,305,858	7	—	—	30,736	—	(27,160)	3,583
Proceeds from exercise of options at $0.44 to $4.31 per share	—	—	181,045	—	—	—	222	—	—	222
Amortization of deferred compensation	—	—	—	—	—	—	41	—	—	41
Issuance of common stock at $2.25 - $2.94 per share and warrants in August to September 1998 in connection with a Private Placement (net of issuance cost of $233,584)	—	—	1,306,505	1	—	—	2,734	—	—	2,735
Issuance of common stock at $3.81 - $4.88 per share and warrants in December 1998 in connection with a Private Placement (net of issuance cost of $438,183)	—	—	1,367,280	2	—	—	5,195	—	—	5,197
Issuance of common stock at $5.50 - $6.00 per share and warrants in February to April 1999 in connection with a Private Placement (net of issuance cost of $1,033,225)	—	—	2,198,210	2	—	—	12,154	—	—	12,156
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(9,611)	(9,611)
Balance at June 30, 1999 (carried forward)	—	$—	12,358,898	$12	—	$—	$ 51,082	$—	$ (36,771)	$14,323

AVIGEN, INC.
(a development stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)

Period from October 22, 1992 (inception) through December 31, 2006
(in thousands, except for share information)

	Preferred Stock		Common Stock		Class B Convertible Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at June 30, 1999 (brought forward)	—	$—	12,358,898	$12	—	$—	$ 51,082	$ —	$ (36,771)	$ 14,323
Proceeds from exercise of options at $0.44 to $15.50	—	—	440,259	1	—	—	1,533	—	—	1,534
Proceeds from exercise of warrants at $2.81 to $31.95	—	—	1,017,215	1	—	—	8,427	—	—	8,428
Amortization of deferred compensation	—	—	—	—	—	—	5	—	—	5
Compensation expense related to options granted for services	—	—	—	—	—	—	89	—	—	89
Warrants granted for patent licenses	—	—	—	—	—	—	3,182	—	—	3,182
Warrants granted for building lease	—	—	—	—	—	—	1,738	—	—	1,738
Issuance of common stock at $16.19 to $25.56 per share and warrants in October and November 1999 in connection with a Private Placement (net of issuance cost of $2,804,255)	—	—	2,033,895	2	—	—	37,220	—	—	37,222
Issuance of common stock at $26 per share in April and May 2000 in connection with a Public Offering (net of issuance cost of $2,288,966)	—	—	1,150,000	1	—	—	27,610	—	—	27,611
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	—	(15,039)	(15,039)
Net unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(80)	—	(80)
Comprehensive loss										(15,119)
Balance at June 30, 2000	—	$—	17,000,267	$17	—	$—	$ 130,886	$ (80)	$ (51,810)	$ 79,013
Proceeds from exercise of options at $0.44 to $34.00 per share	—	—	165,700	—	—	—	869	—	—	869
Proceeds from exercise of warrants at $2.18 to $23.43	—	—	174,255	1	—	—	771	—	—	772
Compensation expense related to options granted for services	—	—	—	—	—	—	336	—	—	336
Issuance of common stock at $37.50 to $45.06 per share in November 2000 Public Offering (net of issuance cost of $4,622,188)	—	—	2,291,239	2	—	—	86,084	—	—	86,086
Issuance of common stock at $47.82 per share in February 2001 pursuant to a collaboration agreement	—	—	313,636	—	—	—	15,000	—	—	15,000
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	—	(16,014)	(16,014)
Net unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	1,120	—	1,120
Comprehensive loss										(14,894)
Balance at June 30, 2001 (carried forward)	—	—	19,945,097	20	—	—	233,946	1,040	(67,824)	167,182

AVIGEN, INC.
(a development stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)

Period from October 22, 1992 (inception) through December 31, 2006
(in thousands, except for share information)

	Preferred Stock		Common Stock		Class B Convertible Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at June 30, 2001 (brought forward)	—	—	19,945,097	20	—	—	233,946	1,040	(67,824)	167,182
Proceeds from exercise of options at $2.13 to $6.75 per share	—	—	11,282	—	—	—	60	—	—	60
Proceeds from exercise of warrants $7.50 per share	—	—	9,955	—	—	—	75	—	—	75
Compensation expense related to options granted for services	—	—	—	—	—	—	179	—	—	179
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	—	(11,319)	(11,319)
Net unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	1,173	—	1,173
Comprehensive loss										(10,146)
Balance at December 31, 2001	—	—	19,966,334	20	—	—	234,260	2,213	(79,143)	157,350
Proceeds from exercise of options at $1.875 to $8.525 per share			34,627	—			113	—	—	113
Proceeds from exercise of warrants at $7.50 per share	—	—	99,585	—	—	—	747	—	—	747
Compensation expense related to options granted for services	—	—	—	—	—	—	217	—	—	217
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	—	(27,739)	(27,739)
Net unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(631)	—	(631)
Comprehensive loss										(28,370)
Balance at December 31, 2002	—	$—	20,100,546	$20	—	$—	$ 235,337	$ 1,582	$ (106,882)	$ 130,057
Proceeds from exercise of options at $2.12 to $6.50 per share	—	—	63,746	—	—	—	242	—	—	242
Proceeds from exercise of warrants at $2.47 to $6.09 per share	—	—	112,102	—	—	—	476	—	—	476
Compensation expense related to options granted for services			—	—			65	—	—	65
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	—	(25,774)	(25,774)
Net unrealized loss on available-for-sale securities	—	—	—	—			—	(1,180)	—	(1,180)
Comprehensive loss										(26,954)
Balance at December 31, 2003 (carried forward)	—	—	20,276,394	20	—	—	236,120	402	(132,656)	103,886

AVIGEN, INC.
(a development stage company)

STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)

Period from October 22, 1992 (inception) through December 31, 2006
(in thousands, except for share information)

	Preferred Stock		Common Stock		Class B Convertible Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Gain (Loss)	Deficit Accumulated During the Development Stage	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance at December 31, 2003 (brought forward)	—	—	20,276,394	20	—	—	236,120	402	(132,656)	103,886
Proceeds from exercise of options at $0.443 to $6.313 per share	—	—	86,856	—	—	—	403	—	—	403
Proceeds from exercise of warrants at $6.05 per share	—	—	18,000	—	—	—	109	—	—	109
Compensation expense related to options granted for services	—	—	—	—	—	—	230	—	—	230
Warrants granted for patent licenses	—	—	—	—	—	—	97	—	—	97
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	—	(23,923)	(23,923)
Net unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(927)	—	(927)
Comprehensive loss										(24,850)
Balance at December 31, 2004	—	—	20,381,250	20	—	—	236,959	(525)	(156,579)	79,875
Proceeds from exercise of options at $0.487 to $3.53 per share	—	—	526,023	1	—	—	286	—	—	287
Compensation expense related to options granted for services	—	—	—	—	—	—	13	—	—	13
Comprehensive loss:										
Net loss	—	—	—	—	—	—	—	—	(14,696)	(14,696)
Net unrealized loss on available-for-sale securities	—	—	—	—	—	—	—	(15)	—	(15)
Comprehensive loss										(14,711)
Balance at December 31, 2005	—	—	20,907,273	21	—	—	237,258	(540)	(171,275)	65,464
Proceeds from exercise of options at $2.00 to $5.93 per share	—	—	269,098	—	—	—	1,012	—	—	1,012
Issuance of common stock at $5.37 per share in May 2006 in connection with a Private Placement (net of issuance cost of $1,802,149)	—	—	3,939,760	4	—	—	19,530	—	—	19,354
Stock-based compensation expense			—	—	—	—	1,381	—	—	1,381
Compensation expense related to options granted for services	—	—	—	—	—	—	114	—	—	114
Comprehensive loss:										
Net loss			—	—	—	—	—	—	(24,256)	(24,256)
Net unrealized gain on available-for-sale securities	—	—	—	—	—	—	—	408	—	408
Comprehensive loss										(23,848)
Balance at December 31, 2006	—	$—	25,116,131	$25	—	$—	$ 259,115	$ (132)	$(195,531)	$ 63,477

See accompanying notes.

AVIGEN, INC.
(a development stage company)

STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,			Period from October 22, 1992 (inception) through December 31, 2006
	2006	2005	2004	
Operating Activities				
Net loss	$ (24,256)	$(14,696)	$ (23,923)	$(195,531)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation and amortization	1,273	2,549	3,610	19,799
Gain on disposal of property and equipment	(18)	(65)	—	(83)
Impairment loss related to long-lived assets	450	6,130	—	6,580
Amortization of deferred compensation	—	—	—	164
Non-cash rent expense for warrants issued in connection with the extension of the building lease	217	217	217	1,483
Amortization of deferred rent and other liabilities	(162)	3	97	792
Non-cash compensation expense for common stock, warrants, and stock options issued to employees and consultants for services	1,495	13	230	3,213
Warrants issued for patent license	—	—	—	3,182
Changes in operating assets and liabilities:				
Accrued interest	(182)	238	66	(468)
Prepaid expenses and other current assets	292	(294)	1	(629)
Deposits and other assets	79	(316)	—	(263)
Accounts payable, other accrued liabilities and accrued compensation and related expenses	452	167	49	2,697
Deferred revenue	—	—	(2,125)	—
Net cash used in operating activities	(20,360)	(6,054)	(21,778)	(159,064)
Investing Activities				
Purchases of property and equipment	(176)	(277)	(467)	(28,631)
Proceeds from disposal of property and equipment	142	231	—	373
Decrease (increase) in restricted investments	—	1,500	—	(10,428)
Purchases of available-for-sale securities	(109,261)	(66,475)	(79,670)	(880,821)
Maturities of available-for-sale securities	99,594	79,082	102,236	822,165
Net cash provided by (used in) investing activities	(9,701)	14,061	22,099	(97,342)
Financing Activities				
Proceeds from long-term obligations	—	—	—	10,133
Repayment of long-term obligations	—	—	—	(1,710)
Proceeds from bridge financing	—	—	—	1,937
Repayment of bridge financing	—	—	—	(2,131)
Payments on capital lease obligations	—	—	—	(2,154)
Proceeds from sale-leaseback of equipment	—	—	—	1,927

AVIGEN, INC.
(a development stage company)

STATEMENTS OF CASH FLOWS (Continued)
(in thousands)

	Year Ended December 31, 2006	2005	2004	Period from October 22, 1992 (inception) through December 31, 2006
Proceeds from issuance of preferred stock, net of issuance costs	—	—	—	9,885
Proceeds from warrants and options exercised	1,012	286	512	15,361
Proceeds from issuance of common stock, net of issuance costs and repurchases	19,354	—	—	224,973
Net cash provided by financing activities	20,366	286	512	258,221
Net (decrease) increase in cash and cash equivalents	(9,695)	8,293	833	1,815
Cash and cash equivalents, beginning of period	11,510	3,217	2,384	—
Cash and cash equivalents, end of period	$ 1,815	$ 11,510	$ 3,217	$ 1,815
Supplemental disclosure				
Issuance of warrants in connection with the extension of the building lease	$ —	$ —	$ —	$ 1,738
Issuance of preferred stock for cancellation of accounts payable, notes payable and accrued interest	—	—	—	499
Issuance of stock options for repayment of certain accrued liabilities	—	—	—	137
Issuance of warrants in connection with bridge financing	—	—	—	300
Deferred compensation related to stock option grants	—	—	—	164
Purchase of property and equipment under capital lease financing	—	—	—	226
Cash paid for interest	$ 467	$ 323	$ 209	$ 2,677

See accompanying notes.

AVIGEN, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Avigen, Inc. was incorporated on October 22, 1992 in Delaware and is focused on developing and commercializing small molecule therapeutics and biologics to treat serious neurological and neuromuscular disorders. Our current product candidates primarily address neuromuscular spasm and spasticity and neuropathic pain. Since our inception, our activities have consisted principally of acquiring product rights, raising capital, establishing facilities and performing research and development. Accordingly, we are considered to be in the development stage. We operate in a single segment.

At December 31, 2006, we had an accumulated deficit of $195.5 million and expect to continue to incur substantial losses over the next several years while we continue in this development stage. Our operations are subject to certain risks and uncertainties frequently encountered by companies in the early stages of operations, particularly in the evolving market for small biotech and specialty pharmaceuticals companies. Such risks and uncertainties include, but are not limited to, timing and uncertainty of achieving milestones in clinical trials and in obtaining approvals by the FDA and regulatory agencies in other countries. Our ability to generate revenues in the future will depend substantially the timing and success of reaching development milestones and in obtaining regulatory approvals and market acceptance of our products, assuming the FDA approves our new drug applications. We plan to meet our future capital requirements primarily through issuances of equity securities, payments under collaborative agreements with third parties, government grants, and license fees. We intend to seek additional funding through public or private equity or debt financing, when market conditions allow. There can be no assurance that we will be able to enter into financing arrangements on acceptable terms in the future, if at all.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires our management to make judgments, assumptions and estimates that affect the amounts reported in our financial statements and the accompanying notes. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. These amounts are recorded at cost, which approximates fair market value.

Available-for-Sale Securities

We invest our excess cash balances in marketable securities, primarily corporate debt securities, federal agency obligations, asset-backed securities, U.S. treasuries, and municipal bonds, with the primary investment objectives of preservation of principal, a high degree of liquidity, and maximum total return. All marketable securities are held in our name under the custodianship of Wells Capital Management. We have classified all our investments in marketable securities as available-for-sale. Available-for-sale securities are reported at market value and unrealized holding gains and losses, net of the related tax effect, if any, are excluded from earnings and are reported in other comprehensive income and as a separate component of stockholders' equity until realized. A decline in the market value of a security below its cost that is deemed to be other than temporary is charged to earnings, and would result in the establishment of a new cost basis for the security.

Our available-for-sale securities consist principally of obligations with a minimum short-term rating of A1/P1 and a minimum long-term rating of A- and with effective maturities of less than three years. The cost of securities sold is based on the specific identification method. Interest on securities classified as available for sale is included in interest income.

Fair value of financial instruments

The fair value of our cash equivalents and available-for-sale securities is based on quoted market prices. The fair value of our loans payable is based on current interest rates available to us for debt instruments with similar terms, degrees of risk, and remaining maturities. The carrying amount of our cash equivalents, available-for-sale securities and loan payable are considered to be representative of their respective fair value at December 31, 2006 and 2005.

Restricted Investments

In June 2000, we initially entered into a financing arrangement to support construction related activities. Under this arrangement, we have pledged $10.0 million of our portfolio of available-for-sale securities to secure this long-term obligation.

In May 2003, we secured two letters of credit to serve as security deposits in connection with a building lease that became effective July 1, 2003. This building lease was executed in February 2000 and replaced our previous building lease and sublease on the same premises that expired June 30, 2003 under the original terms of the agreements. Under the terms of these letters of credit, we have pledged $428,000 of our portfolio of available-for-sale securities to secure these letters of credit.

At December 31, 2006, $8.0 million and $2.4 million were classified as restricted investments in current and non-current assets, respectively. At December 31, 2005, $10.4 million was classified as non-current restricted investments. The total of our current and non-current restricted investments at the end of each period represents the combined aggregate portion of our portfolio of available-for-sale securities that were pledged in connection with certain liabilities at the end of each period. The change in classification of $8.0 million of long term restricted investments to current assets at December 31, 2006 results from the classification of the related loan payable, which is due in June 2007, as a current liability.

Concentration of Credit Risk

Cash, cash equivalents, available-for-sale securities and restricted investments consist of financial instruments that potentially subject us to concentrations of credit risk to the extent of the value of the assets recorded on the balance sheet. We believe that we have established guidelines for investment of our excess cash that maintain safety and liquidity through our policies on diversification among asset classes and issuers, as well as across investment maturities.

Impairment of Long-Lived Assets

All long-lived assets are reviewed for potential impairment whenever events or changes in business circumstances indicate that the carrying value of an asset may not be fully recoverable under Statement of Financial Account Standards No. 144 "*Accounting for Impairment or Disposal of Long-Lived Assets.*" Impairment is determined by comparing future projected undiscounted cash flows to be generated by the asset to its carrying value. If impairment is identified, a loss would be recognized and reflected in net loss to the extent that the carrying amount of the asset exceeds its estimated fair value determined by discounted cash flow analyses or comparable fair valued or similar assets.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets, or in the case of leasehold improvements, over the lesser of the estimated useful lives or the remaining lease terms. The estimated useful lives of our property and equipment range from three to seven years.

Expenses for repairs and maintenance are charged to operations as incurred. Upon retirement, disposition, or sale, the cost of the property and equipment disposed of and the related accumulated depreciation are deducted from the accounts, and any resulting gain or loss is credited or charged to operations.

Asset Retirement Obligation

We account for obligations associated with the retirement costs of long-lived assets in accordance with Statement of Financial Accounting Standards No. 143, "*Accounting for Asset Retirement Obligations*," as interpreted by FASB Interpretation No. 47, "*Accounting for Conditional Asset Retirement Obligations*." FAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. Our asset retirement obligation is associated with a commitment to remove or otherwise alter certain leasehold improvements at the termination of our building lease that expires in May 2008, based on the sole discretion of our landlord, and is subject to a conditional future event that is not within our control. This obligation existed in prior years, but was not considered material to the fair presentation of our financial statements and was not recognized. Considerable management judgment is required in estimating these obligations. Important assumptions include estimates of retirement costs, the timing of the future retirement activities, and the likelihood of retirement provisions being enforced. Changes in these assumptions based on future information could result in adjustments to estimated liabilities.

As of December 31, 2006, as a result of a change in estimate, we remeasured the estimated fair value of our asset retirement obligation and recorded a non-current liability for $450,000. The recognition of this liability would have resulted in an adjustment to the carrying value of the underlying long-lived assets. However, in June 2005, these leasehold improvements were determined to be impaired and written-off with a charge to our net loss (see Note 4). Since there is no carrying value of the underlying assets at December 31, 2006, the recognition of our asset retirement obligation resulted in an additional charge during the period to impairment loss related to long-lived assets. Upon settlement of the obligation, any difference between the cost to retire the asset and the liability recorded will be recognized as an increase or decrease to operating expenses in our statement of operations in year of settlement.

Revenue Recognition

We recognize revenue when the four basic criteria for revenue recognition as described in SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured.

Revenues from the License or Assignment of Intellectual Property Rights

We recognize non-refundable license or assignment fees, including development milestone payments associated with license or assignment agreements, for which we have no further significant performance obligations and no continuing involvement requirements related to product development, on the earlier of the dates on when the payments are received or when collection is assured. In 2005, we received a $12.0 million payment under the terms of the Genzyme agreement (see Note 8) that we recognized as revenue, since we concluded that as of December 31, 2005, we did not have any significant future performance obligations under the agreement.

Revenues from Collaborative Research and Development Agreements

We recognize revenue associated with up-front license, technology access and research and development funding payments under collaborative agreements ratably over the relevant periods specified in the agreements, generally the development phase. This development phase can be defined as a specified period of time, however, in certain cases, the collaborative agreement specifies a development phase that culminates with milestone objectives but does not have a fixed date and requires us to estimate the time period over which to recognize this revenue. Our estimated time periods are based on management's estimate of the time required to achieve a particular development milestone considering the projected level of effort and current stage of development. If our estimate of the development-phase time period changes, the amount of revenue we recognize related to up-front payments for a given period will accelerate or decrease accordingly.

Royalty Revenues

We record royalty revenue from license agreements as earned in accordance with the contract terms when third-party results can be reliably determined and collectibility is reasonably assured.

Grant Revenues

We record grant revenue in the period in which the revenue is earned as defined by the grant agreement. Since our inception, we have recognized approximately $794,000 of grant revenue, which includes amounts earned from reimbursements under government grants, of which all have come from the National Institutes of Health.

Deferred Rent

We record our obligations under facility operating lease agreements as rent expense. We recognize rent expense on a straight-line basis over the term of the operating lease. The difference in actual amounts paid and amounts recorded as rent expense during the fiscal year has been recorded as deferred rent. Amounts classified as deferred rent totaled $967,000 and $1.1 million at December 31, 2006 and 2005, respectively.

Comprehensive Loss

Components of other comprehensive loss, including unrealized gains and losses on available-for-sale investments, were included as part of total comprehensive loss. For all periods presented, we have disclosed comprehensive loss in the statement of stockholders' equity.

Research and Development Expenses

Research and development expenses consist of expenses incurred in performing research and development activities including related salaries and benefits, facilities and other overhead costs, clinical trial and related drug product costs, contract services and other outside service expenses. Research and development expenses are charged to operating expense in the period incurred and consist of costs incurred for our independent, as well as our collaborative, research and development activities.

Pursuant to management's assessment of the services that have been performed on clinical trials and other contracts, we recognize expenses as the services are provided. Several of our contracts extend across multiple reporting periods. Management assessments include, but are not limited to, an evaluation by the project manager of the work that has been completed during the period, measurement of progress prepared internally, estimates of incurred costs by the third-party service providers, and management's judgment. The determination of the percentage of work completed that determines the amount of research and development expense that should be recognized in a given period requires significant judgment, and could have a material impact on our balance sheet and results of operations. These estimated expenses may or may not match the actual fees billed by the service providers as determined by actual work completed. We monitor service provider activities to the extent possible; however, if we underestimated activity levels associated with various studies at a given point in time, we could record significant research and development expenses in future reporting periods.

Income Taxes

Income taxes are accounted for in accordance with FAS 109, *Accounting for Income* Taxes, which requires the use of the liability method. Under this method, deferred tax assets and liabilities are determined based upon the differences between the financial reporting and the tax bases of assets and liabilities and are measured using enacted tax rules and laws that are anticipated to be in effect when the differences are expected to reverse. To date, we have no history of earnings. Therefore, our net deferred tax assets are reduced by a valuation allowance to the extent that realization of the related deferred tax asset is not assured. We have recorded a valuation allowance for the full amount of our calculated deferred tax asset as of December 31, 2006 and 2005.

Basic and Diluted Net Loss Per Common Share

Basic net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. The computation of basic net loss per share for all periods presented is derived from the information on the face of the statement of operations, and there are no reconciling items in either the numerator or denominator.

Diluted net loss per common share is computed as though all potential common shares that are dilutive were outstanding during the year, using the treasury stock method for the purposes of calculating the weighted-average number of dilutive common shares outstanding during the period. Potential dilutive common shares consist of shares issueable upon exercise of stock options and warrants. Securities that potentially could have diluted basic earnings per common share, but were excluded from the diluted net loss per common share computation because their inclusion would have been anti-dilutive, were as follows:

	Year Ended December 31,		
	2006	2005	2004
Potential dilutive stock options outstanding	287,853	273,667	530,731
Outstanding securities excluded from the potential dilutive common shares calculation (1)	2,611,068	3,756,850	3,970,588

(1) For purposes of computing the potential dilutive common shares, we have excluded outstanding stock options and warrants to purchase common stock whose exercise prices exceed the average of the closing sale prices of our common stock as reported on the NASDAQ National Market for the period.

Stock-Based Compensation

We adopted the provisions of FASB Statement No. 123(R), ("FAS 123(R)"), "*Share-Based Payment*," effective January 1, 2006, using the modified prospective transition method, and thereby recognize the compensation cost associated with all share-based awards to employees in the financial statements based on their grant-date fair value. Share-based compensation expense is recognized over the period during which the employee is required to perform service in exchange for the award, which generally represents the scheduled vesting period. We have no awards with market or performance conditions. Under the modified prospective transition method, compensation expense has been recognized in our financial statements beginning January 1, 2006 with no restatement of prior periods. As such, compensation expense is recognized for awards that are granted, modified, or cancelled on or after January 1, 2006 as well as for the portion of awards previously granted that had not vested as of January 1, 2006. Compensation expense for these previously granted awards is being recognized over the remaining service period using the compensation cost calculated based on the same estimate of grant-date fair value previously reported for pro forma disclosure purposes under FAS 123.

Until we adopted FAS 123 (R) on January 1, 2006, we accounted for stock options granted to our employees and directors in accordance with APB Opinion No. 25, (APB 25), "Accounting for Stock Issued to Employees" and related interpretations. Under APB 25, when the exercise price of our employee stock options was equal to or greater than the market price of the underlying stock on the date of grant, no compensation expense was recognized.

Our adoption of FAS 123(R) using the modified prospective transition method requires us to determine the amount of eligible windfall tax benefits (the pool of windfall tax benefits) that are available on the adoption date to offset future shortfalls. We have elected to calculate the historical pool of windfall tax benefits (i.e., the amount that would have accumulated as of the adoption date of FAS 123(R)) using the "short-cut method," as provided in FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards" which includes simplified methods to establish the beginning balance of the pool of windfall tax benefits related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the pool of windfall tax benefits and consolidated statements of cash flows of the tax effects of employee share-based compensation awards that are outstanding upon adoption of SFAS 123(R). We also have elected to follow the "tax law ordering approach" to determine when the historic tax benefits are realized (tax benefits realized based on provisions in the tax law that identify the sequence in which stock option deductions are utilized for tax purposes). Subsequent to the adoption of FAS 123R, we will continue to track the balance of the pool of windfall tax benefits based on windfalls or shortfalls incurred after the adoption date.

The following table illustrates the effect on our net loss and loss per common share if we had applied the fair value recognition provisions to share-based employee compensation in 2005 and 2004 (in thousands, except for per share data):

	Year Ended December 31,	
	2005	2004
Net loss - as reported	$(14,696)	$(23,923)
Add: Stock-based employee compensation included in reported net loss	—	220
Less: Total stock-based employee compensation expense determined under the fair-value-based method for all awards	(2,219)	(6,637)
Net loss – pro forma	$(16,915)	$(30,340)
Net loss per common share basic and diluted – as reported	$ (0.71)	$ (1.17)
Net loss per common share basic and diluted - pro forma	$ (0.82)	$ (1.49)

For equity awards to non-employees, including lenders, lessors, and consultants, we also apply the Black-Scholes method to determine the fair value of such investments in accordance with FAS 123(R) and Emerging Issues Task Force Issue No. 96-18, *"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods, or Services."* The options and warrants granted to non-employees are re-measured as they vest and the resulting value is recognized as an expense against our net loss over the period during which the services are received or the term of the related financing.

Reclassifications

We have reclassified certain prior year amounts to conform to our current year's presentation of sublease income and other income (expense), net reported in our statements of operations. The reclassifications had no impact on our financial condition, results of operations, or the net cash flow from operating activities reported on our statement of cash flows.

New Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109*, or FIN 48, which requires a company to recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on examination by tax authorities based upon its technical merits. The provisions of FIN 48 are effective as of the beginning of the 2007 fiscal year, with the cumulative effect, if any, of the change in accounting principle recorded as an adjustment to opening retained earnings. We are currently evaluating the impact of adopting FIN 48, but believe that it will not have a material impact on our financial statements.

In September 2006, the FASB issued FAS 157, *"Fair Value Measurements"*. FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the effect, if any, that the adoption of FAS 157 will have on our financial position and results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, *"Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements"*. SAB 108 provides interpretive guidance on how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires companies to quantify misstatements using both an income statement ("rollover") and balance sheet ("iron curtain") approach and evaluate whether either approach results in a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. If prior year errors that had been previously considered immaterial now are considered material based on either approach, no restatement is required so long as management properly applied its previous approach and all relevant facts and circumstances were considered. If prior years are not restated, the cumulative effect adjustment is recorded in opening accumulated earnings as of the beginning of the fiscal year of adoption. SAB 108 is effective for fiscal years ending on or after November 15, 2006. The adoption of SAB 108 did not have a material effect on our financial condition or results of operations.

In February 2007, the FASB issued FAS 159, "*The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FAS 115.*" FAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value. This statement provides companies the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Management is currently evaluating the impact of adopting this Statement.

2. Cash, Available-for-Sale Securities and Restricted Investments

The following is a summary of cash, restricted investments, and available-for-sale securities as of December 31, 2006 (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash	$ 1,815	$ —	$ —	$ 1,815
Corporate debt securities	28,465	6	(73)	28,398
Federal agency obligations	23,438	8	(58)	23,388
Asset-backed and other securities	16,432	9	(19)	16,422
Treasury obligations	750	—	(5)	745
Total	70,900	23	(155)	70,768
Amounts reported as:				
Cash and cash equivalents	1,815	—	—	1,815
Restricted Investments	10,428	—	—	10,428
Available for sale securities	58,657	23	(155)	58,525
Total	$ 70,900	$ 23	$(155)	$ 70,768

The weighted average maturity of our investment portfolio at December 31, 2006 was 338 days, with $36.6 million carrying an effective maturity of less than twelve months, and $34.2 million carrying an effective maturity between one and three years.

The following is a summary of cash, restricted investments, and available-for-sale securities as of December 31, 2005 (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash	$ 11,510	$ —	$ —	$ 11,510
Corporate debt securities	21,415	—	(197)	21,218
Federal agency obligations	26,013	—	(306)	25,707
Asset-backed and other securities	9,882	5	(24)	9,863
Treasury obligations	2,108	—	(18)	2,090
Total	70,928	5	(545)	70,388
Amounts reported as:				
Cash and cash equivalents	11,510	—	—	11,510
Restricted investments	10,428	—	—	10,428
Available for sale securities	48,990	5	(545)	48,450
Total	$ 70,928	$ 5	$(545)	$ 70,388

The weighted average maturity of our investment portfolio at December 31, 2005 was 291 days, with $37.7 million carrying an effective maturity of less than twelve months, and $32.7 million carrying an effective maturity between one and three years.

Net realized losses were approximately $24,000 and $32,000 for the years ended December 31, 2006 and 2005, respectively, and net realized gain was $119,000 for the year ended December 31, 2004.

AVIGEN, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

At December 31, 2006 and 2005, we had the following available-for-sale securities that were in a continuous unrealized loss position but were not deemed to be other-than-temporarily impaired (in thousands):

	Less Than 12 Months		12 Months or Greater	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
December 31, 2006				
Corporate debt securities	$(38)	$ 9,024	$(36)	$11,925
Federal agency obligations	(42)	12,097	(15)	3,782
Asset-backed and other securities	(14)	7,684	(5)	2,495
Treasury obligations	(5)	745	—	—
Total	$(99)	$29,550	$(56)	$18,202

	Less Than 12 Months		12 Months or Greater	
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
December 31, 2005				
Corporate debt securities	$ (108)	$ 11,246	$ (88)	$ 8,883
Federal agency obligations	(101)	12,789	(205)	12,918
Asset-backed and other securities	(4)	996	(20)	5,385
Treasury obligations	(8)	1,201	(11)	889
Total	$ (221)	$26,232	$(324)	$28,075

The gross unrealized losses reported above for 2006 and 2005 were caused by rises in market interest rates during those years. No significant facts or circumstances have occurred to indicate that these unrealized losses are related to any deterioration in the creditworthiness of the issuers of the marketable securities we own. Based on our review of these securities, including our assessment of the duration and severity of the related unrealized losses, we have not recorded any other-than-temporary impairments on these investments.

3. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31,	
	2006	2005
Leasehold improvements	$ 6,742	$ 6,742
Laboratory equipment	1,168	1,551
Office furniture and equipment	1,542	1,702
	9,452	9,995
Less accumulated depreciation and amortization	(6,743)	(6,066)
Property and equipment, net	$ 2,709	$ 3,929

Total depreciation and amortization expense for 2006, 2005 and 2004, was $1.3 million, $2.5 million and $3.6 million, respectively.

As of December 31, 2006, we revised the estimated depreciable life on certain leasehold improvements with a remaining carrying value of $1.2 million to correspond with the remaining term on the corresponding building operating lease, which expires in May 2008. The leasehold improvements had previously been scheduled to be depreciated through December 2010. The change in depreciable life was accounted for as a change in accounting estimate on a prospective basis and did not have a material impact on depreciation expense for 2006.

4. Impairment Loss related to Long-Lived Assets

During 2005, in connection with the preparation of our financial statements at June 30, 2005 and September 30, 2005, we evaluated the ongoing value of the leasehold improvements and equipment associated with approximately 40,000 square feet of manufacturing, laboratory, and office space we have under lease through May 2008 and approximately 11,000 square feet of manufacturing, laboratory, and office space we have under lease through November 2010, respectively. We determined to initiate these evaluations as a result of actions we had taken to discontinue funding of our AAV-based programs in order to focus our development efforts and financial resources on our small molecule product candidates.

Based on these evaluations, we determined that our future operations would not require the full capacity of these leased facilities and that long-lived assets with a net carrying value of $6.1 million were no longer recoverable and were, in fact, impaired. In 2005, we recorded an impairment loss related to long-lived assets in the facility and wrote down the related carrying value of the leasehold improvements, laboratory and office equipment and furniture to approximate their estimated fair values.

Fair value was based on the expected incremental sublease cash flows we estimated we could receive in excess of our prorated existing operating lease obligations based on current market lease rental rates at the time for similar mixed use properties. Based on market conditions during 2005, including vacancy rates and the expected time needed to sublease the facilities, we did not expect to receive significant incremental rents related to the long-lived assets.

In December 2006, we recorded an asset retirement obligation associated with our commitment to remove or otherwise alter certain leasehold improvements at the termination of one of our building leases. Because the underlying assets had been determined to be impaired in 2005, and no longer had a carrying value, the recognition of the asset retirement obligation resulted in an additional impairment loss related to long-lived assets in 2006 (see Note 1).

5. License Agreement – Sanochemia Pharmazeutika AG

In January 2006, we entered into a license agreement with SDI Diagnostics International LTD, a division of Sanochemia Pharmazeutika AG (Sanochemia). Under the terms of the agreement, Avigen received an exclusive license to develop and commercialize the compound tolperisone in North America. This compound is the active pharmaceutical ingredient in our product candidate, AV650, for the treatment of spasticity and neuromuscular spasm. Under the terms of the agreement, Avigen paid Sanochemia $3.0 million in initial license costs and is required to make additional future payments upon the achievement of successful clinical and regulatory product development milestones and following regulatory approval to make royalty payments on sales. Avigen and Sanochemia have also entered into a long-term supply agreement under which Sanochemia will manufacture, and Avigen will purchase for additional cost, the AV650 product for Avigen's clinical and commercial supply. The $3.0 million initial payment was nonrefundable, does not include any significant future performance requirements by Sanochemia, and the licensed compound does not have an alternative future use to Avigen beyond the AV650 product. As such, we recognized the entire initial payment as in-license fee expense in 2006 and expect that any future payments we make under the terms of the agreement will also be recorded as in-license fee expense.

6. Severance Expense

In January 2006, our Chief Financial Officer resigned from Avigen. In connection with his resignation, Avigen agreed to pay severance benefits including base salary for a period of one year and continued health benefits for up to twelve months. In addition, Avigen agreed to modify outstanding stock options held by the executive to allow for six months of additional vesting and an extended period to exercise all vested stock options for up to two years. As a result of this separation and the related modification of outstanding stock options held by the executive, we recognized a severance expense of approximately $288,000 and a non-cash, share-based compensation charge of approximately $108,000 for the period ending March 31, 2006.

7. Termination Costs Associated with Exit Activities

In August 2005, we took steps to reduce our research and development spending attributable to gene therapy activities. As a result, we reduced the level of our total staff by approximately 19 positions, primarily in research and development. This action qualified as an exit activity under FAS 146, "Costs Associated with Exit or Disposal Activities." In connection with this reduction in staff, we incurred approximately $646,000 in severance and other termination-related benefits. Approximately $624,000 of the costs associated with the workforce reduction are included in research and development expenses and approximately $22,000 are included in general and administrative expenses for year ended December 31, 2005. At December 31, 2005, approximately $25,000 was unpaid and included on our balance sheet under accrued compensation and related expenses. These accrued amounts primarily represent deferred severance payments and extended health care benefits for certain impacted employees. We do not expect to incur any additional costs associated with the workforce reduction.

8. AAV Gene Therapy Assignment Agreement - Genzyme Corporation

In December 2005, we entered into an agreement to assign to Genzyme Corporation rights to most of our AAV-based intellectual property, our gene therapy clinical trial programs for Parkinson's disease and hemophilia, and certain clinical-grade vector materials. This assignment is subject to the potential reversion to us of specified rights under specified conditions. Under the terms of the agreement, we received a $12 million payment and could receive significant additional development-based milestone and royalty payments. The $12 million payment was non-refundable as of December 31, 2005, and Avigen did not have any significant performance obligations associated with the agreement. Because we could receive significant future cash flows in connection with this agreement, if Genzyme is successful in developing products using intellectual property included in the agreement, we have not accounted for this transaction as discontinued operations. As such, we recognized the entire payment received as revenue in 2005 and expect that any future payments we receive under the terms of the agreement will also be recorded as revenue. We did not receive any payments from Genzyme for the period ended December 31, 2006.

9. Collaboration Agreement – Bayer Corporation

In March 2003, we received a $2.5 million payment from Bayer Corporation under the terms of a collaboration agreement for the development of an AAV-based gene therapy product for hemophilia. This amount was recorded as deferred revenue and was being recognized as revenue ratably at approximately $125,000 per quarter over the estimated development period for this product, which was determined to be five years. In May 2004, we suspended subject enrollment in the related phase I clinical trial, which resulted in the termination of the development of the product candidate associated with the Bayer payment. As a result, we accelerated the recognition of the remaining $2.0 million of deferred revenue in our statements of operations during the year ended December 31, 2004.

10. Loan Payable

In June 2000, we entered into a financing arrangement to support construction related activities. Under this arrangement, we had the right to borrow up to $10.0 million through June 1, 2003. This revolving line of credit was amended in June 2002 to extend the expiration date to June 1, 2005, and amended again in June 2004 to extend the expiration date to June 1, 2007, or less than one year from the date of these financial statements. Accordingly, at December 31, 2006, the loan was classified as a current liability. Amounts borrowed under this arrangement bear interest at the London Inter-Bank Offered Rate plus a margin adjustment that varies between 0.50% and 0.75% on the date of each drawdown based on the market value of our investment portfolio held with a subsidiary of Wells Fargo. This interest rate is subsequently reset every three or six months. The weighted average interest rate for all outstanding drawdowns on this long-term obligation was 5.95% and 4.97% at December 31, 2006 and 2005, respectively. We have pledged a portion of our portfolio of available-for-sale securities equal to the amount of outstanding borrowings to secure this obligation, and have identified these pledged assets as restricted investments on our balance sheets. As of both December 31, 2006 and 2005, we had borrowed $8.0 million from the line of credit. Payments of interest only are due monthly through June 1, 2007, at which time a balloon payment of outstanding principal is due. In November 2000, we reserved $2.0 million in borrowing capacity from the line of credit to secure a letter of credit. The letter of credit was established pursuant to the terms required under a ten-year property lease entered into in November 2000, and was issued in favor of the property owner. As a result of the cash borrowings and the establishment of the letter of credit, we did not have any remaining borrowing capacity under the line of credit at December 31, 2006.

11. Stockholders' Equity

Common Stock

In August and September 1998, we issued an aggregate of 1,306,505 shares of our common stock at $2.25 to $2.94 per share to selected institutional investors. The offering was completed through a private placement. As part of the transaction, we issued warrants to purchase 261,301 shares of our common stock with an exercise price of $2.18 to $3.67 per share. The exercise price was 125% of the fair market value per share of our underlying stock on the corresponding closing day and the warrants carry a five-year term. After deducting commissions and fees from the gross proceeds of $3.0 million, net proceeds from this transaction approximated $2.7 million.

In December 1998, we issued 1,367,280 shares of our common stock at $3.81 to $4.88 per share to selected institutional investors. The offering was completed through a private placement. As part of this transaction, we issued warrants to purchase 273,456 shares of our common stock with an exercise price ranging from $4.76 to $6.09 per share. The exercise price was 125% of the fair market value per share of our underlying stock on the corresponding closing day and the warrants carry a five-year term. After deducting commissions and fees from the gross proceeds of $5.6 million , net proceeds from this transaction approximated $5.2 million.

In February and April 1999, we issued an aggregate of 2,198,210 shares of our common stock at $5.50 to $6.00 per share to selected institutional investors. The offering was completed through a private placement. As part of this transaction, we issued warrants to purchase 439,642 shares of our common stock with an exercise price of $6.87 to $7.50 per share. The exercise price was 125% of the fair market value per share of the underlying stock on the corresponding closing day and the warrants carry a five-year term. After deducting commissions and fees from the gross proceeds of $13.2 million, net proceeds from this transaction approximated $12.2 million.

In October and November 1999, we issued an aggregate of 2,033,895 shares of our common stock at $16.19 to $25.56 per share to selected institutional investors. The offering was completed through a private placement. As part of this transaction, we issued warrants to purchase 406,779 shares of our common stock with an exercise price of $20.25 to $31.95 per share. The exercise price was 125% of the fair market value per share of our underlying stock on the corresponding closing day and the warrants carry a five-year term. After deducting commissions and fees from the gross proceeds of $40.0 million, net proceeds from this transaction approximated $37.2 million.

In March 2000, we issued a warrant to purchase 40,000 shares of our common stock as partial consideration for the extension of our building lease. The fair value of this warrant at the date of issuance was approximately $1.7 million. This fair value is being amortized over the life of the lease extension, or May 2008. This warrant was issued with an exercise price equal to the fair market value per share of our underlying stock at the time of issuance, or $56.00, and carried a five-year term. In March 2005, this warrant expired unexercised.

Also, in March 2000, we issued a warrant to purchase 50,000 shares of our common stock as partial consideration for the acquisition of certain patent licenses previously used in our gene therapy-related research and development activities. The fair value of this warrant at the date of issuance was approximately $3.2 million and was fully expensed in the year ended June 30, 2000. This warrant was issued with an exercise price equal to the fair market value per share of our underlying stock at the time of issuance, or $82.00, and carried a five-year term. In March 2005, this warrant expired unexercised.

In April and May 2000, we issued an aggregate of 1,150,000 shares of our common stock at $26.00 per share through a public offering. After deducting commissions and fees from the gross proceeds of $29.9 million, net proceeds from this transaction totaled $27.6 million.

In November 2000, we issued an aggregate of 2,291,239 shares of our common stock between $37.50 and $45.06 per share through a public offering. After deducting combined commissions and fees from the gross proceeds of $90.7 million, net proceeds from this transaction totaled $86.1 million.

In February 2001, we issued 313,636 shares of common stock at $47.82 per share to Bayer AG, in connection with a collaboration agreement entered into with Bayer Corporation dated November 17, 2000. Net proceeds from this transaction totaled $15.0 million.

In March 2004, we issued a warrant to purchase 15,000 shares of our common stock as partial consideration for the acquisition of certain intellectual property rights used in our research and development activities. The fair value of this warrant was approximately $97,000 when we entered into the corresponding license agreement in October 2003. The fair value of the warrant was fully expensed and recorded in accounts payable and other accrued liabilities as of December 31, 2003. Upon issuance, the fair value of the warrant was reclassified to additional paid in capital for the year ended December 31, 2004. This warrant was issued with an exercise price equal to the fair market value per share of our underlying stock at the time of issuance, or $6.50, and carries a ten-year term. At December 31, 2006, this was the only issued warrant Avigen had that was outstanding.

In May 2006, we issued an aggregate of 3,939,760 shares of our common stock at $5.37 per share to selected institutional investors. The offering was completed through a private placement. After deducting combined commissions and fees from the gross proceeds of $21.2 million, net proceeds from this transaction totaled $19.4 million. The resales of these shares were registered pursuant to a registration statement that was declared effective on June 30, 2006.

During the period ended December 31, 2006, we received $1.0 million in cash proceeds related to the exercise of stock options for 269,098 shares of common stock.

Shares Reserved for Future Issuance

We have reserved shares of our common stock for future issuance as follows:

	December 31, 2006
Stock options outstanding	4,090,674
Stock options available for grant	2,856,792
Warrants to purchase common stock	15,000
Shares available for Employee Stock Purchase Plan	360,000
	7,322,466

12. Share-based Compensation

During 2006, share-based compensation expense has been recognized for all our share-based compensation plans as follows (in thousands, except per share data):

	Year Ended December 31, 2006
Research and development	$ (437)
General and administrative	(944)
Share-based compensation expense before taxes	(1,381)
Related income tax benefits	—
Share-based compensation expense	$(1,381)
Net share-based compensation expenses per basic and diluted common share	$ (0.06)

Since we have cumulative operating losses as of December 31, 2006 for which a valuation allowance has been established, we recorded no income tax benefits for share-based compensation arrangements. Prior to our adoption of FAS 123(R) as of January 1, 2006, share-based employee compensation expense was not recognized in our statements of operations.

As of January 1, 2006, Avigen had three share-based compensation plans available for employee, nonemployee director, and consultant grants. The 1996 Equity Incentive Plan ("1996 Plan") and the 1996 Non-Employee Directors' Stock Option Plan ("Directors' Plan") were both approved by our stockholders and had a ten-year duration which terminated on March 29, 2006. As of December 31, 2006, we had an aggregate of 2,043,484 shares of our common stock reserved for issuance under these plans subject to outstanding awards and there was no longer any shares reserved under these plans for future grants. In general, the outstanding options under these plans were granted at a price equal to the fair market value of our stock on the date of grant with a term of 10 years. Grants under the 1996 Plan generally become exercisable on a quarterly basis over a vesting period of either three or four years. Grants under the Directors' Plan become exercisable in three annual installments.

The third plan was the 2000 Equity Incentive Plan ("2000 Plan"), which was adopted by Avigen's Board of Directors in June 2000 and amended and restated as the 2006 Incentive Stock Option Plan ("2006 Plan") in February 2006. The 2006 Plan was approved by stockholders on May 31, 2006, and currently represents the only outstanding stock option plan with shares available for future grant. The adoption of the 2006 Plan did not increase the number of shares available for grant under the 2000 Plan, but enables Avigen to grant incentive stock options to its employees, which enhance the after tax value of these options to the recipients, use a greater array of stock awards than was previously available under the 2000 Plan, and removed the forty percent limitation on the number of shares that could be granted to directors and officers under the 2000 Plan. As of December 31, 2006, we had (1) an aggregate of 1,692,440 shares of our common stock reserved for issuance under the 2006 Plan that are subject to options outstanding prior to May 31, 2006, and are therefore subject to the terms of the 2000 Plan; and (2) an aggregate of 354,750 shares of our common stock reserved for issuance under the 2006 Plan subject to outstanding options granted since May 31, 2006, and are therefore subject to the terms of the 2006 Plan, and 2,856,792 shares available for future grants of share-based awards under the 2006 Plan.

In general, options have been granted under these plans at a price equal to the fair market value of our stock on the date of grant with a term of 10 years and become exercisable on a quarterly basis over a three or four-year vesting period.

The following table summarizes option activity with regard to all stock options:

	Outstanding Options	
	Number of Shares	Weighted- Average Exercise Price per Share
Outstanding at December 31, 2003	4,362,442	$ 12.62
Granted	1,111,150	3.92
Canceled	(962,008)	14.63
Exercised	(86,856)	4.63
Outstanding at December 31, 2004	4,424,728	$ 10.16
Granted	658,366	3.17
Canceled	(1,069,817)	8.25
Exercised	(526,023)	0.54
Outstanding at December 31, 2005	3,487,254	$ 10.87
Granted	1,605,500	5.16
Canceled	(732,982)	9.45
Exercised	(269,098)	3.76
Outstanding at December 31, 2006	4,090,674	$ 9.36

The fair value of our employee stock options were estimated under the Black-Scholes option valuation model which uses the weighted average assumptions shown in the table below. Expected volatilities are based on the historical volatility of our common stock. The expected term of options granted is based on analyses of historical employee termination and option exercise behavior; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The risk-free interest rates are based on the U.S. Treasury yield for a period consistent with the expected term of the option in effect at the time of the grant. Share-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. The estimated forfeiture rates are based on analyses of historical data, taking into account patterns of involuntary termination and other factors.

	Year Ended December 31,		
	2006	2005	2004
Expected volatility	0.6006	0.6670	0.8110
Risk free interest rate	4.60%	4.05%	3.43%
Expected life of options in years	3.68	4.50	5.00
Expected dividend yield	0%	0%	0%

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options and warrants that have no vesting restrictions and are fully transferable. In addition, option valuation models, including Black-Scholes, require the input of highly subjective assumptions, including the expected stock price volatility. Because our stock options and warrants are not traded, they have characteristics significantly different from those of traded options and warrants, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing option valuation models, including Black-Scholes, do not necessarily provide a reliable single measure of the fair value of our stock options and warrants.

The following table summarizes information with regard to total stock options outstanding under all stock option plans at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Of Shares	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Of Shares	Weighted-Average Exercise Price
$ 2.000 – $ 3.140	431,220	7.73	$ 2.97	200,349	$ 2.95
3.250 – 3.450	448,051	7.36	$ 3.38	243,293	$ 3.37
3.500 – 5.060	404,532	6.28	$ 3.76	284,188	$ 3.70
5.062 – 5.062	722,168	9.14	$ 5.06	173,152	$ 5.06
5.260 – 5.380	443,100	8.18	$ 5.33	109,225	$ 5.37
5.410 – 6.310	413,750	7.89	$ 5.73	134,436	$ 5.95
6.313 – 14.360	327,071	4.61	$ 9.23	320,946	$ 9.28
14.625 – 14.625	421,032	3.05	$14.63	421,032	$14.63
15.438 – 38.188	437,250	2.57	$33.21	437,250	$33.21
40.750 – 47.625	42,500	3.51	$43.99	42,500	$43.99
$ 2.000 – $47.625	4,090,674	6.53	$ 9.36	2,366,371	$12.79

Our employee stock options are granted at a price equal to the fair market value of our stock on the date of the grant. The weighted average grant-date fair value of options granted during 2006, 2005 and 2004 was $2.48, $1.79 and $2.60, respectively. The total intrinsic value of options exercised during 2006, 2005 and 2004 was approximately $514,000, $1.4 million and $200,000, respectively. The total intrinsic value of options outstanding and options exercisable at December 31, 2006 was $2.6 million and $1.4 million, respectively. The weighted average remaining contractual life of options exercisable at December 31, 2006 was 4.8 years.

As of December 31, 2006, there was approximately $3.3 million of total unrecognized compensation expense related to non-vested share-based compensation arrangements, which is expected to be recognized over a weighted average period of 2.3 years.

As of December 31, 2006, we had 3.8 million outstanding stock options that had vested or are expected to vest with a weighted average exercise price of $9.72, a weighted average remaining contractual term of 6.3 years and an aggregate intrinsic value of $2.4 million.

In January 2006, in connection with the resignation of an executive, we modified the expiration terms for options representing 386,475 shares of common stock to allow for six months of additional vesting and an extended period to exercise all vested stock options for up to two years. The maximum contractual term was not extended for any options. At the time of this modification, we recognized a share-based compensation charge of approximately $108,000.

In August 2005, in connection with the resignation of an executive, we modified the expiration terms for options representing 107,500 shares of common stock, but did not extend the maximum contractual term. At the time of this modification, there was no intrinsic value as the exercise price for these stock options exceeded the market price. As a result, we did not record any compensation expense in connection with the modification. At December 31, 2005, these options expired unexercised.

In March 2004, in connection with the resignation of an executive, we modified the vesting and expiration terms for options representing 473,000 shares of common stock, but did not extend the maximum contractual term. These modifications resulted in the recognition of $220,000 in non-cash compensation expense during 2004.

Employee Stock Purchase Plan

In September 1997, we adopted the 1997 Employee Stock Purchase Plan ("Purchase Plan"). A total of 360,000 shares of our common stock have been reserved for issuance under the Purchase Plan. As of December 31, 2006, there have been no employee contributions to the Purchase Plan.

13. Employee Profit Sharing/401(k) Plan

In January 1996, we adopted a Tax Deferred Savings Plan under Section 401(k) of the Internal Revenue Code (the "Plan") for all full-time employees. Under the Plan, our eligible employees can contribute amounts to the Plan via payroll withholding, subject to certain limitations. Our matching contributions to the Plan are discretionary and can only be made in cash. Effective July 1, 2001, we began matching 25% of an employee's contributions up to $2,500 per Plan year. These matching contributions vest ratably over a five-year period based on the employee's initial hire date. Our matching contributions for all employees for the years ended December 31, 2006, 2005 and 2004 were approximately $51,000, $76,000 and $100,000, respectively.

14. Commitments and Contingencies

Leases

We lease an aggregate of 112,000 square feet of laboratory, manufacturing, and office facilities from two adjacent buildings in Alameda, California under two non-cancelable operating lease agreements which expire in May 2008 and November 2010. Our lease for 45,000 square feet from one building which expires in May 2008 contains an extension option for five years under the same terms and conditions as the original lease agreement. This lease also contains a conditional asset retirement obligation that may require us, at our landlord's sole discretion, to remove, reconfigure or otherwise alter certain improvements we have made to the facility. We have recorded this obligation in accordance with FAS 143, "Accounting for Asset Retirement Obligations," at its estimated fair value in our financial statements at December 31, 2006. As security for performance of future obligations under these leases, including the conditional asset retirement obligation, we have pledged $2.4 million of our available-for-sale securities to secure letters of credit that serve as deposits. These amounts are classified as restricted investments in our balance sheets.

As of December 31, 2006, approximately 26,250 square feet of our aggregate facilities is subleased to two separate corporate tenants not affiliated with Avigen. The sublease agreements run concurrent with the respective duration of our underlying lease term on each building.

At December 31, 2006, our future minimum commitments under non-cancelable facilities operating leases, net of sublease income, are a follows (in thousands):

	Minimum Lease Commitments	Sublease Income	Net Lease Commitments
Year ending December 31:			
2007	$2,543	$ (574)	$ 1,969
2008	2,007	(392)	1,615
2009	1,624	(253)	1,371
2010	1,543	(238)	1,305
2011 and thereafter	—	—	—
Total	$7,717	$(1,457)	$ 6,260

Expenses and income associated with operating leases and subleases were as follows (in millions):

	Year Ended December 31,		
	2006	2005	2004
Rent Expense	$ 2.6	$ 2.6	$ 2.6
Sublease income, net	(0.6)	(0.1)	—

In 2005, we recorded an investment in deferred financing leases of approximately $220,000 and recorded unearned income of approximately $155,000. This deferred financing lease was related to equipment sold to one of our subtenants and carries a term equal to the related sublease agreement, or 30 months. Unearned income will be recognized ratably over the term of the lease, or approximately $5,200 per month.

Subleases

We have entered into sublease agreements for portions of our leased laboratory and office facilities. Based on the terms of the agreements, the fair value of our remaining lease liability is less than the scheduled sublease income. As a result, in the period ended December 31, 2005, we did not record any lease exit costs associated with the sublease of our operating facilities located at 1201 and 1301 Harbor Bay Parkway. In connection with the sublease agreements, we recorded initial direct costs of $114,000 in commission expenses. We amortize initial direct costs to operating expenses on a straight-line basis over the term of the sublease.

Other Commitments

In the ordinary course of business, we enter into commitments to fund collaborative research and clinical work performed by third parties. While these contracts are cancelable, we expect the research studies and clinical work to be completed as defined in the terms of the agreements, and all amounts paid when due. At December 31, 2006, the estimated costs related to these commitments totaled approximately $3.8 million, all of which is expected to be paid within the next twelve to twenty-four months.

As permitted under Delaware law and in accordance with our bylaws, we indemnify our officers and directors for certain events or occurrences while the officer or director is or was serving at Avigen's request in such capacity. The term of the indemnification period is for the officer's or director's lifetime. The maximum amount of the potential future indemnification is unlimited. However, we have a director or officer insurance policy that limits our exposure and may enable us to recover a portion of any future amounts paid. We believe the fair value of these indemnification agreements is minimal. Accordingly, we have not recorded any liabilities for these agreements as of December 31, 2006.

In the normal course of business, we provide indemnifications of varying scope under our agreements with other companies, typically our clinical research organizations, investigators, clinical sites, and suppliers. Pursuant to these agreements, we generally indemnify, hold harmless, and agree to reimburse the indemnified parties for losses suffered or incurred by the indemnified parties in connection with use or testing of our products or product candidates or with any U.S. patent or any copyright or other intellectual property infringement claims by any third party with respect to our products. The term of these indemnification agreements is generally perpetual. The potential future payments we could be required to make under these indemnification agreements is unlimited. Historically, costs related to these indemnification provisions have been immaterial. We also maintain various liability insurance policies that limit our exposure. As a result, we believe the fair value of these indemnification agreements is minimal. Accordingly, we have not recorded any liabilities for these agreements as of December 31, 2006.

15. Income Taxes

Significant components of our deferred tax assets are as follows (in thousands):

	December 31,	
	2006	2005
Net operating loss carryforwards	$ 43,200	$ 56,000
Research and development credits	3,300	7,600
Capitalized research and development	3,000	7,100
Depreciation	3,100	3,200
Capitalized patents	—	500
Other	3,500	3,300
Gross deferred tax assets	56,100	77,700
Valuation allowance	(56,100)	(77,700)
Net deferred tax assets	$ —	$ —

No provision has been made for income taxes because we have incurred losses since our inception. Deferred income taxes reflect the net tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Realization of deferred tax assets is dependent on future taxable income, if any, the timing and the amount of which are uncertain. Accordingly, our deferred tax assets have been fully offset by a valuation allowance. Our valuation allowance decreased by $21.6 million for the year ended December 31, 2006 and increased by $6.8 million and $10.0 million, respectively, for the years ended December 31, 2005 and 2004.

As of December 31, 2006, we had federal net operating loss carryforwards of $126.6 million and federal research and development tax credit carryforwards of $0.6 million, which will expire on various dates from 2008 through 2026. We also had state net operating loss carryforwards of $35.6 million which will expire on various dates from 2007 through 2016 and state research tax credits of $4.2 million, which carry forward indefinitely.

Certain tax benefits resulting from employee stock option exercises are included in the deferred tax asset balance at December 31, 2005 as a component of our net operating loss carryforwards. The entire balance is offset by a valuation allowance. In accordance with FAS 123(R), we have excluded such tax benefits from our deferred tax assets at December 31, 2006. In the future, if and when such tax benefits are ultimately realized, the amount of excess tax benefit will be credited to additional paid-in capital in the statement of stockholders' equity.

Federal and state laws limit the use of net operating loss and tax credit carryforwards in certain situations where changes occur in the stock ownership of a company. We conducted a full Internal Revenue Code (IRC) Section 382 study from our inception and have reported our deferred tax assets related to net operating loss and research credit carryforwards after recognizing change of control limitations. The limitation of our federal and state carryforwards associated with previous net operating losses and research credits and the associated reduction in our deferred tax assets, was offset by a reduction in our valuation allowance.

16. Condensed Quarterly Financial Information (Unaudited)

	Year Ended December 31, 2006			
(amounts in thousands except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 103	$ —	$ —	$ —
Net loss	(8,022)	(4,833)	(5,662)	(5,739)
Net loss per share, basic and diluted	(0.38)	(0.21)	(0.23)	(0.23)

	Year Ended December 31, 2005			
(amounts in thousands except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Total revenue	$ 9	$ 11	$ 4	$12,002
Net loss	(5,190)	(9,848)	(6,764)	7,106
Net loss per share, basic and diluted	(0.25)	(0.48)	(0.32)	0.34

In December 2005, we entered into an agreement to assign to Genzyme Corporation rights to most of our AAV-based intellectual property, our gene therapy clinical trial programs for Parkinson's disease and hemophilia, and certain clinical-grade vector materials, and we no longer focus on the development of gene therapy-based therapeutics. Under the terms of the agreement, we received a non-refundable $12 million payment. We recognized the entire payment received as revenue in the fourth quarter of 2005. We did not receive any payments from Genzyme for any quarters in 2006.

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not Applicable.

Item 9A. ***Controls and Procedures***

Evaluation of disclosure controls and procedures. With the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of our disclosure controls and procedures, as defined in the Securities Exchange Act of 1934, Rules 13a-15(e) and 15(d)-15(e), as of December 31, 2006. Based on that evaluation, the principal executive officer and principal financial officer have concluded that these disclosure controls and procedures were effective to ensure, at a reasonable assurance level, that the information required to be disclosed by us in reports we file with the SEC is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and instructions for such reports.

Management's Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework.* Our management has concluded that, as of December 31, 2006, our internal control over financial reporting was effective based on these criteria.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Odenberg, Ullakko, Muranishi & Co. LLP, the independent registered public accounting firm that audited our financial statements as of and for the year ended December 31, 2006, included in this Annual Report on Form 10-K, as stated in their report, a copy of which is included on the next page.

Changes in Internal Control over Financial Reporting. There were no changes in our internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Avigen Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting included in Item 9A, that Avigen, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Avigen Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Avigen, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Avigen, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of Avigen, Inc. as of December 31, 2006, and the related statements of operations, stockholders' equity, and cash flows for the year then ended and for the period from inception (October 22, 1992) thru December 31, 2006, of Avigen, Inc. and our report dated March 14, 2007 expressed an unqualified opinion thereon. Our report, insofar as it relates to the amounts included for the period from October 22, 1992 to December 31, 2005, is based solely on the report of other auditors.

/s/ ODENBERG, ULLAKKO, MURANISHI & CO. LLP

San Francisco, California
March 14, 2007

Item 9B. ***Other Information***

During the fourth quarter ended December 31, 2006, we had no events that were required to be reported on Form 8-K but that were not filed to date.

PART III

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this Item with respect to Executive Officers may be found under the caption, "Executive Officers of the Registrant" at the end of Part I of this Annual Report on Form 10-K. The information required by this Item with respect to Directors, including information with respect to audit committee financial experts, is incorporated herein by reference from the information under the caption, "Proposal 1 - Election of Directors" appearing in the definitive Proxy Statement to be delivered to Avigen's stockholders in connection with the solicitation of proxies for Avigen's 2007 Annual Meeting of Stockholders to be held on May 30, 2007 (the "Proxy Statement").

Section 16(a) Beneficial Ownership Reporting Compliance

The information required by this Item with respect to compliance with Section 16(a) of the Exchange Act is incorporated herein by reference from the section captioned "Section 16(a) Beneficial Ownership Reporting Compliance" contained in the Proxy Statement.

Code of Business Conduct and Ethics

The information required by this Item with respect to our code of ethics is incorporated herein by reference from the section captioned "Proposal 1 – Election of Directors – Code of Business Conduct and Ethics" contained in the Proxy Statement.

Item 11. ***Executive Compensation***

The information required by this Item is set forth in the Proxy Statement under the captions, "Executive Compensation," "Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report." Such information is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by this Item with respect to security ownership of certain beneficial owners and management is set forth in the Proxy Statement under the caption, "Security Ownership of Certain Beneficial Owners and Management." Such information is incorporated herein by reference.

The information required by this Item with respect to securities authorized for issuance under our equity compensation plans is set forth in the Proxy Statement under the caption "Equity Compensation Plan Information". Such information is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions, and Director Independence***

The information required by this Item is set forth in the Proxy Statement under the headings "Proposal 1 – Election of Directors" and "Certain Relationships and Related Transactions." Such information is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

The information required by this Item is set forth in the Proxy Statement under the heading "Proposal 3 - Ratification of Selection of Independent Registered Public Accounting Firm." Such information is incorporated herein by reference.

Consistent with Section 10A(i)(2) of the Securities Exchange Act of 1934, as added by Section 202 of the Sarbanes-Oxley Act of 2002, we are responsible for listing the non-audit services approved by our Audit Committee to be performed by Odenberg, Ullakko, Muranishi & Co. LLP, our external auditor. Non-audit services are defined as services other than those provided in connection with an audit or a review of our financial statements. Our Audit Committee has approved our recurring engagements of non-audit services of Odenberg, Ullakko, Muranishi & Co. LLP for the preparation of tax returns, and tax advice in preparing for and in connection with such filings.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules***

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) ***Financial Statements:***

Report of Independent Registered Public Accounting Firm

Balance Sheets

Statements of Operations

Statements of Stockholders' Equity

Statements of Cash Flows

Notes to Financial Statements

(2) ***Financial Statement Schedules***

Financial statement schedules have been omitted from this Annual Report on Form 10-K because they are either not applicable or the required information is provided in the financial statements or the notes thereto.

(3) ***Exhibits***

Exhibit Number	Exhibits
2.1	See Exhibit 10.58
3.1(1)	Amended and Restated Certificate of Incorporation
3.1.1(13)	Certificate of Amendment to Certificate of Incorporation
3.2 (1)	Restated Bylaws of the Registrant
4.1(1)	Specimen Common Stock Certificate
10.3 (2, 17)	1996 Equity Incentive Plan, as amended
10.4(1, 2)	Form of Incentive Stock Option Grant for 1996 Equity Incentive Plan
10.5(1, 2)	Form of Nonstatutory Stock Option Grant for 1996 Equity Incentive Plan
10.6(2, 14)	1996 Non-Employee Directors' Stock Option Plan, as amended
10.7(2, 4)	1997 Employee Stock Purchase Plan
10.8(1, 2)	Form of Indemnification Agreement between Avigen and its directors and executive officers.
10.10(2, 5)	2000 Equity Incentive Plan
10.11(2, 12)	Form of Nonstatutory Stock Option Grant for 2000 Equity Incentive Plan
10.12(2, 7)	2006 Equity Incentive Plan
10.16(2, 24)	Form of Nonstatutory Stock Option Grant for 1996 Non-Employee Directors' Stock Option Plan, as amended
10.17 (2, 25)	Compensation Agreements with Named Executive Officers
10.29(2, 6)	Employment Agreement dated August 14, 1996, between Avigen and Thomas J. Paulson.
10.32(15)	Revolving line of credit note signed November 2, 2000 with Wells Fargo Bank.
10.33(15)	Letter Agreement to the revolving line of credit note signed November 2, 2000 with Wells Fargo Bank.
10.36(2, 8)	Management Transition Plan
10.41(10)	Property Lease Agreement between ARE-1201 Harbor Bay, LLC and Avigen, dated February 29, 2000
10.45(13)	Office Lease Agreement between Lincoln-RECP Empire OPCO, LLC and Avigen, Inc., dated November 2, 2000.
10.46(13)	First Amendment to Lease Agreement between Lincoln-RECP Empire OPCO, LLC and Avigen, Inc., dated December 1, 2000.
10.47(13)	Second Amendment to Lease Agreement between Lincoln-RECP Empire OPCO, LLC and Avigen, Inc., dated February 12, 2001.
10.49(16)	Revolving line of credit note with Wells Fargo Bank, dated June 1, 2002.
10.50(16)	Letter of Agreement to the revolving line of credit note signed June 1, 2002 with Wells Fargo Bank.
10.52 (2, 22)	Separation Agreement dated March 8, 2004 between Avigen and John Monahan
10.53 (20)	Revolving line of credit note with Wells Fargo Bank, dated June 1, 2004
10.54 (20)	Amendment to Letter of Agreement to the revolving line of credit note signed June 1, 2004 with Wells Fargo Bank
10.55 (2, 21)	Arrangement Regarding Non-Employee Director Compensation

Exhibit Number	Exhibits
10.56 (26)	Sublease Lease Agreement, dated November 4, 2005, between Pepgen Corporation and Avigen
10.57 (27)	Sublease Lease Agreement, dated November 29, 2005, between Advanced Cell Technology, Inc. and Avigen
10.58 (9, 11)	Assignment Agreement, dated December 19, 2005, by and between Genzyme Corporation and Avigen
10.59 (9, 11)	License Agreement, dated January 12, 2006, by and between SDI Diagnostics International LTD, a division of Sanochemia Pharmazeutika AG, and Avigen
10.60 (2, 9)	Separation Agreement, dated January 6, 2006, between Avigen and Thomas J. Paulson, together with Amendment No. 1 thereto dated February 3, 2006.
10.61 (18)	Common Stock Purchase Agreement, dated as of May 10, 2006, among Avigen and the purchasers.
10.62(28)	Offer Letter with Mr. Richard Wallace to become an Avigen Director
10.63	Offer Letter with Dr. Stephen Dilly to become an Avigen Director
10.64	Offer Letter with Dr. Jan Ohrstrom to become an Avigen Director
23.1	Consent of Odenberg, Ullakko, Muranishi & Co. LLP, Independent Registered Public Accounting Firm
23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
24.1	Power of Attorney (included on the signature pages hereto)
31.1	CEO Certification required by Rule 13a-14(a) or Rule 15d-14(a)
31.2	CFO Certification required by Rule 13a-14(a) or Rule 15d-14(a)
32.1(19)	Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. §1350)

Keys to Exhibits:

(1) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (No. 333-03220) and incorporated herein by reference.

(2) Management Contract or Compensation Plan.

(4) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Annual Report on Form 10-K for the year ended June 30, 1999, as filed with the SEC (Commission File No. 000-28272).

(5) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Registration Statement on Form S-8 (Registration No. 333-42210) filed with the SEC on July 25, 2000.

(6) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Annual Report on Form 10-K for the year ended June 30, 1997, as filed with the SEC (Commission File No. 000-28272).

(7) Incorporated by reference from such document filed with the SEC as Appendix A to Avigen's Proxy Statement filed with the SEC on April 20, 2006 (Commission File No. 000-28272).

(8) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Current Report on Form 8-K filed with the SEC on May 31, 2005 (Commission File No. 000-28272).

(9) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Annual Report on Form 10-K for the year ended December 31, 2005, as filed with the SEC on March 16, 2006 (Commission File No. 000-28272).

(10) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, as filed with the SEC (Commission File No. 000-28272).

(11) Portions of this exhibit have been omitted pursuant to a grant of confidential treatment.

(12) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Annual Report on Form 10-K for the year ended June 30, 2000, as filed with the SEC on September 27, 2000 (Commission File No. 000-28272).

(13) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Quarterly Report on Form 10-Q for the quarter ended December 31, 2000, as filed with the SEC (Commission File No. 000-28272).

(14) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Registration Statement on Form S-8 (Registration No. 333-56274) filed with the SEC on June 22, 2004.

(15) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Annual Report on Form 10-K for the year ended June 30, 2001, as filed with the SEC on September 27, 2001 (Commission File No. 000-28272).

(16) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Quarterly Report on Form 10-Q for the quarter ended June 30, 2002, as filed with the SEC (Commission File No. 000-28272).

(17) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Registration Statement on Form S-8 (Registration No. 333-90504) filed with the SEC on June 14, 2002.

(18) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, as filed with the SEC (Commission File No. 000-28272).

(19) This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Avigen under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of the Form 10-K), irrespective of any general incorporation language contained in such filing.

(20) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, as filed with the SEC (Commission File No. 000-28272).

(21) Incorporated by reference from the disclosure contained in Item 1.01 of Avigen's Current Report on Form 8-K filed with the SEC on February 21, 2006 discussing such compensation (Commission File No. 000-28272).

(22) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, as filed with the SEC (Commission File No. 000-28272).

(24) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the SEC on March 15, 2004 (Commission File No. 000-28272).

(25) Incorporated by reference from the disclosure contained in Item 1.01 of Avigen's Current Reports on Form 8-K filed with the SEC on May 31, 2005 and January 5, 2007 (Commission File No. 000-28272).

(26) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Current Report on Form 8-K filed with the SEC on November 28, 2005 (Commission File No. 000-28272).

(27) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Current Report on Form 8-K filed with the SEC on December 16, 2005 (Commission File No. 000-28272).

(28) Incorporated by reference from such document filed with the SEC as an exhibit to Avigen's Current Report on Form 8-K filed with the SEC on March 22, 2006 (Commission File No. 000-28272).

SIGNATURES

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVIGEN, INC.

By: /s/ KENNETH G. CHAHINE
Kenneth G. Chahine, J.D., Ph.D.
President and Chief Executive Officer

Dated: March 14, 2007

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth Chahine and Andrew A. Sauter, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ KENNETH G. CHAHINE Kenneth G. Chahine, J.D., Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	March 14, 2007
/s/ ANDREW A. SAUTER Andrew A. Sauter	Vice President, Finance (Principal Financial and Accounting Officer)	March 14, 2007
/s/ ZOLA HOROVITZ, Zola Horovitz, Ph.D.	Chairman of the Board	March 14, 2007
/s/ YUICHI IWAKI Yuichi Iwaki, M.D., Ph.D.	Director	March 14, 2007
/s/ JOHN K.A. PRENDERGAST John K.A. Prendergast, Ph.D.	Director	March 14, 2007
/s/ DANIEL VAPNEK Daniel Vapnek, Ph.D.	Director	March 14, 2007
/s/ RICHARD WALLACE Richard Wallace	Director	March 14, 2007
/s/ STEPHEN DILLY Stephen Dilly, M.B.B.S., Ph.D.	Director	March 14, 2007
/s/ JAN OHRSTROM Jan Ohrstrom, M.D.	Director	March 14, 2007

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CORPORATE INFORMATION

CORPORATE HEADQUARTERS

1301 Harbor Bay Parkway
Alameda, CA 94502
(510) 748-7150 telephone
(510) 748-7155 facsimile

LEGAL COUNSEL

Cooley Godward Kronish LLP
Palo Alto, CA

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Odenberg, Ullakko, Muranishi & Co. LLP
San Francisco, CA

TRANSFER AGENT & REGISTRAR

Stockholders with questions regarding stock transfer requirements, lost certificates, and changes of address should contact our Transfer Agent:

American Stock Transfer &
Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

INVESTOR RELATIONS

For additional information about Avigen, please see our web site at www.avigen.com. Investor inquiries and requests for additional copies of this report, free of charge, should be directed to Investor Relations at (510) 748-7372 or via e-mail at ir@avigen.com.

COMMON STOCK INFORMATION

The Company's common stock is traded on the NASDAQ Global Market under the symbol AVGN. As of April 11, 2007, there were approximately 138 stockholders of record of the Company's common stock and 25,137,131 shares of common stock outstanding.

Avigen has not paid dividends on its common stock since its inception, and does not anticipate paying any dividends for the foreseeable future.

ANNUAL MEETING

The Annual Meeting of stockholders will be held on Wednesday, May 30, 2007, at 10:00 a.m. local time at the Company's offices at 1301 Harbor Bay Pkwy, Alameda, CA.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Stockholders who wish to communicate with the board or an individual director may send a written communication addressed as follows:

Avigen Board Communication
1301 Harbor Bay Parkway
Alameda, CA 94502

Or send by e-mail to: board@avigen.com.

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CORPORATE INFORMATION

BOARD OF DIRECTORS

Zola Horovitz, Ph.D.
Chairman of the Board
Pharmaceutical Consultant
Former Vice President, Business Development and Planning, Bristol-Meyers Squibb Co.

Kenneth Chahine, Ph.D., J.D.
President, Chief Executive Officer

Stephen Dilly, M.B.B.S., Ph.D.
CEO, APT Pharmaceuticals

Yuichi Iwaki, M.D., Ph.D.
Professor of Urology, Pathology and Surgery,
Director of Transplantation and Immunology Laboratory,
University of Southern California School of Medicine

Jan Öhrström, M.D.
Senior Vice President, Business Development,
ZymoGenetics, Inc.

John Prendergast, Ph.D.
Lead Independent Director
President, SummerCloud Bay, Inc.

Daniel Vapnek, Ph.D.
Adjunct Professor, University of California, Santa Barbara
Former Senior Vice President of Research, Amgen, Inc.

Richard Wallace
Senior Vice President, Global Commercial Strategy,
GlaxoSmithKline

EXECUTIVE OFFICERS



Kenneth Chahine, Ph.D., J.D.
President, Chief Executive Officer, Director



Michael Coffee
Chief Business Officer



Kirk Johnson, Ph.D.
Vice President, Research and Development



M. Christina Thomson, J.D.
Vice President, Corporate Counsel



Andrew Sauter
Vice President, Finance



Avigen

END



Avigen

1301 Harbor Bay Pkwy. | Alameda, CA 94502 | www.avigen.com